
LEGGETT RD.

headed to new heights

Leggett & Platt® INC

2002 ANNUAL REPORT

LEGGETT & PLATT Fact Sheet

TRACK RECORD

- 15% average sales and earnings growth since 1967 IPO
- Dividends increased 32 consecutive years at 15% average
- Pension plans remain over funded in the aggregate
- Single A credit rating
- Debt at or below target of 30% - 40% of capitalization
- Return on equity typically 17% - 20%
- Performance ranked in top 25% of Fortune 500

2002 ACCOMPLISHMENTS

- Earnings up 24% on flat same location sales
- Revenues of $4.3 billion, second only to 2000
- Cash and equivalents grew 20%, to $225 million
- $456 million cash from operations; second highest ever
- Net debt reduced to 25% of total capitalization
- No goodwill write down under FAS 142
- Announced intent to begin expensing stock options
- Working capital at lowest level in 7 years (as % of sales)
- Completed Tactical Plan (began Sept. 2000)

PEER GROUP

Ten large, diversified manufacturing peers.

Ticker	Sales	Name
DHR	4.6	Danaher Corporation
DOV	4.2	Dover Corporation
ETN	7.2	Eaton Corporation
EMR	13.8	Emerson Electric Company
ITW	9.5	Illinois Tool Works
IR	9.0	Ingersoll-Rand
NWL	7.5	Newell Rubbermaid
PNR	2.6	Pentair
PPG	8.1	PPG Industries
SPW	5.0	SPX Corporation

Sales are in billions of dollars, for full year 2002.

QUICK FACTS

- Sales of $4.3 billion; 18% international
- #394 in size on Fortune 500 list
- Broad customer base
- Few large competitors; almost none are public
- 5 Reporting Segments; 29 Business Units
- 31,000 employee-partners
- Over 300 facilities in 18 countries
- 113 acquisitions in last 6 years

STOCK INFORMATION

- 200 million (diluted) shares outstanding
- Approximately 50,000 shareholders
- Current indicated annual dividend of $.52
- Dividend Yield = 2.6% (on $20 stock price)
- 2002 closing price range of $18.90 - $27.16
- 2002 daily volume averaged 509,000 shares
- Compound total return of 17% since 1967 IPO

PROFILE

Leggett & Platt is a Fortune 500 diversified manufacturer that conceives, designs and produces a broad variety of engineered components and products for customers worldwide. Leggett & Platt is North America's leading independent manufacturer of a variety of products including:

- components for bedding and residential furniture;
- retail store fixtures and point of purchase displays;
- components for office furniture;
- non-automotive aluminum die castings;
- drawn steel wire;
- automotive seat support and lumbar systems;
- bedding industry machinery.

Raw materials include steel, aluminum, wire, chemicals, wood, fiber, foam, and plastics. Main operations include metal stamping, forming, casting, machining, coating, welding, wire drawing, and assembly. The company has been headquartered in Carthage, Missouri since its founding 120 years ago in 1883.

RECENT RECOGNITION

- March 3, 2003, again selected for *Fortune's* list of America's Most Admired Companies.
- February 17, 2003, cited by *Barron's* as one of the "S&P 500 Dividend Aristocrats", companies having increased dividends at least 25 consecutive years.
- January 6, 2003, again selected for *Forbes* magazine's Platinum List of the best big companies in America.
- December 23, 2002, named by *Business Week* as one firm that is "improving efficiency".
- October 2002, mentioned in the *AAII Journal* (American Association of Individual Investors) as one of the high dividend-yield stocks meeting their screening criteria.
- In the 2002 edition of *Mergent's Dividend Achievers*, Leggett placed in the top 50 firms (ranked by 10-year dividend growth). Only one of the top 50 firms beat Leggett's record of 32 years consecutive dividend growth.
- June 10, 2002, mentioned in *Barron's* as one of Standard & Poor's "dividend elite" stocks that have been paying dividends for at least 50 years.
- March 2002, chosen by NAIC (National Association of Investors Corporation) as the "Stock to Study" in the March issue of *Better Investing* magazine.

BRIEF HISTORY

- 1883: Partnership founded
- 1901: Incorporated
- 1960: Growth era began; first acquisition
- 1967: Company went public; revenues of $13 million
- 1979: Listed on NYSE, ticker symbol = LEG
- 1990: Revenues exceed $1 billion
- 1998: Grew into Fortune 500
- 1999: Included in the S&P 500 index
- 2000: Revenues exceed $4 billion

FINANCIAL Highlights

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

Year ended December 31	2002	2001	% Change
Net sales	$4,271.8	$4,113.8	3.8%
Earnings before interest and income taxes (EBIT)	400.6	351.2	14.1
Net earnings*	233.1	187.6	24.3
Cash provided by operations	455.9	534.5	(14.7)
Earnings per share			
Basic*	$ 1.17	$ .94	24.5%
Diluted*	1.17	.94	24.5
Cash dividends declared per share	.50	.48	4.2
Book value per share	10.16	9.51	6.8
EBIT margin	9.4%	8.5%	
Net earnings margin	5.5	4.6	
Long-term debt as a percent of total capital	27.9	33.1	
Long-term debt as a percent of total capital (net of cash & current debt)	25.4	28.7	
Return on average total capital	8.9	7.7	
Return on average shareholders' equity	12.1	10.3	
Average shares outstanding (in millions)			
Basic	199.0	199.5	
Diluted	199.8	200.4	

** 2001 earnings per share, adjusted for FAS No.142 treatment of goodwill amortization, would have been $1.04 basic and diluted on pro forma net earnings of $207.8 million.*

TABLE OF CONTENTS

To Our **SHAREHOLDERS**

This past year was a good one for Leggett in the face of a lackluster economy. Our net earnings increased 24% even though sales (excluding acquisitions) were essentially flat. Annual dividends increased for the 31st consecutive year. Cash flow from operations was second only to the prior year's record, and net debt declined to 25% of total capitalization. Leggett's long-standing conservatism shone as investors and regulatory bodies scrutinized all firms' corporate governance, quality of earnings, pension funding, and stock option plans.



DAVID S. HAFFNER, FELIX E. WRIGHT, and KARL G. GLASSMAN, left to right.

FINANCIAL RESULTS. Full year earnings were $1.17 per share, up from 94 cents per share in 2001. Reduced expenses account for the bulk of the 24% earnings improvement. Cost decreases resulted from the elimination of goodwill amortization, our continuing efforts to improve operating efficiency, and reduced expenses for energy, bad debts, and interest. Partially offsetting these gains were higher raw material costs (notably steel) and selling price pressures experienced by several of our businesses.

Sales, at $4.3 billion, were up 3.8% from the prior year, and second only to the record set in 2000. Excluding acquisitions, sales grew only 0.7%, reflecting the third consecutive year of uninspiring demand in the markets we serve. We gained market share in some categories, notably in Aluminum Products, owing to our superior technical processes and engineering capability, and aggressive pursuit of additional business from existing customers. Given normal economic conditions, we expect 3%-6% sales growth before acquisitions, and 15% average growth when acquisitions are included.

At $456 million, cash flow from operations was second only to the previous year's record. As in 2001, we again generated cash by reducing working capital (even as sales increased). We ended the year with $225 million in cash and equivalents, a 20% increase from 2001. At year end, long-term debt (net of cash) was 25% of total capitalization, down from 29% in 2001, and 33% in 2000. With our balance sheet strength and liquidity, we are poised to quickly and fully capitalize on any sustained economic improvement.

OPERATIONS. During 2002, we completed the tactical plan initiated in September 2000. Since that plan's implementation, we consolidated or sold 27 facilities, restructured other operations, eliminated overhead, reduced full-time-equivalent employment by about 3,700, and repurchased 9.0 million shares of Leggett stock (primarily to offset shares issued in employee benefit programs). In 2002 we reduced capital spending to the lowest level in five years. We beat our target for working capital (as a percent of annual sales), achieving the lowest year-end level in seven years. We purposely continued at our

Dividends have doubled about every 5 years.

temporarily reduced pace of acquisitions, completing just eight acquisitions this year (we averaged 23 annually for the 1997-2000 period). Most of these readily "bolt-on" to existing operations, and should collectively add about $70 million to annual revenue. The company divested three operations during 2002, which will reduce revenues in the Aluminum segment by about $40 million. Through these steps we improved operational performance, profit margins and return on shareholders' equity.

DIVIDENDS. In August the Board of Directors increased the quarterly dividend from $.12 to $.13 per share. At the indicated annual rate of $.52 per share, 2003 will mark 32 consecutive years of dividend increases. Over this period dividends have doubled about every 5 years, yielding an average compound growth rate of 15%. To our knowledge, no other Fortune 500 firm has achieved as long a string of consecutive dividend increases, at the growth rate we have sustained. We were pleased that Leggett was mentioned by *Barron's* in February as one of the Standard & Poor's 500 "Dividend Aristocrats." Leggett believes in paying dividends to its shareholders, is proud of its dividend growth record, and expects to extend that record far into the future.


NET SALES billions of dollars
5
4
3
2
1
92
94
96
98
00
02


EARNINGS PER SHARE - DILUTED
dollars
1.60
1.40
1.20
1.00
.80
.60
.40
92
94
96
98
00
02

CURRENT ISSUES. Companies are known by the reputation their employees earn. Through the years Leggett's employee-partners have earned a reputation, and set a high standard, for honesty and integrity. Those are deeply held, fundamental values of our firm — tenets we will adhere to even if they somehow prove disadvantageous in the marketplace. Because of this, it distressed us last year to learn of management misdeeds perpetrated on investors by a small number of corporations. We are encouraged to see investors more closely scrutinizing all firms' accounting practices and governance policies.

Leggett shines under the light of close examination. First, our pension plans remain over-funded in the aggregate despite three years of stock market decline. Few Fortune 500 firms can make that statement. We have consistently applied, and will continue to employ, conservative pension assumptions. Second, we are in compliance with all new corporate governance rules. Indeed, we were already following good governance practices, and therefore found it easy to conform to the new rules. We have had a majority of independent directors on our board for several years, and all of our key board committees consist solely of independent directors. Third, we issue stock options to a broad group of employee-partners each year, and in 2003 we will begin recording those options as an expense item. In addition, a large group of executives collectively forfeits about $5-7 million of cash salary each year to acquire additional stock options (through a company sponsored plan). And fourth, we have a long history of high quality earnings, financial transparency, and conservative accounting practices. We emphasize GAAP-based earnings, include restructuring costs as a normal part of doing business (not as "non recurring" costs), have recorded only two special charges in the last 25 years (for a total of $31 million), and in contrast to most acquisitive firms, we took no goodwill write down for implementation of FAS 142.

2003 OUTLOOK. Economists disagree about the timing and strength of economic recovery in 2003. Market demand significantly impacts our sales volume, and is the largest factor affecting our earnings; therefore, it is difficult to know precisely what 2003 will bring to Leggett.

At currently depressed plant utilizations, Leggett can increase revenues approximately $500 million with little incremental overhead and capital spending. With this operating leverage, every $10 million of incremental (non acquisition) sales should add about one penny to earnings per share (until full plant utilization is attained). Thus, Leggett is well positioned to benefit from sustained economic improvement.

We are well positioned to benefit from sustained economic improvement.

For planning purposes we are assuming sales growth (excluding acquisitions) between zero and 5% for 2003. Earnings should benefit from recent restructuring and cost savings efforts. Partially offsetting this improvement will be a 2-cent per share charge for expensing stock options.

MANAGEMENT SUCCESSION. Consistent with our previously announced succession plans, the Board of Directors made the following appointments last May. Felix Wright, CEO, became Chairman of the Board; David Haffner, our COO, became President; and Karl Glassman, head of the Residential Furnishings segment, was promoted to Executive Vice President.

In addition, last fall Leggett's long-time Chief Financial Officer and Senior Vice President, Mike Glauber, elected to retire effective April 2003. Mike's contributions as an outstanding partner for 34 years have been key to Leggett's growth and success. We will miss his business acumen and the camaraderie we've shared for so long. Matt Flanigan, as previously announced, will succeed Mike as CFO. Matt joined Leggett's operations staff in 1997 after a variety of banking and finance positions. Most recently, Matt has served as head of Leggett's office and contract furniture components operations. Matt and Mike have been working since November to effect a seamless transition.

NEW HEIGHTS. We believe, as our cover suggests, that we are "headed to new heights." We are pleased with Leggett's growth record, having increased sales and earnings at an average of 15% annually since going public in 1967. We've accomplished this through a series of "one step away" moves, never straying far from businesses we know well. We plan to continue in that vein.

It's a great track record, but we're not done yet! Though we've generated strong growth for over four decades, we're still relatively small. We are a "mid cap" company to most stock analysts, and to a few we're still "small cap." We have less than 10% share of the $50 billion U.S. markets that we serve. Coupled with the vast international markets we are beginning to access, significant opportunities remain for continued growth and success. Our manufacturing expertise, product innovation, market leadership, and financial strength all position us to take advantage of the vast suite of possibilities awaiting us.

We hope this annual report will give you a sense of our promising future, our goals, and our strategies.

Significant **opportunities** *remain for continued* **growth** *and* **success.**

THANKS. We express sincere appreciation to our thousands of employee-partners, who have worked diligently during the challenging market conditions of the past two and one-half years. In addition, we genuinely appreciate the continued support of our customers and suppliers.

We also thank you, our shareholders, for your faith in our company. We view the stewardship and leadership of this major business enterprise as an inviolable trust. Others have stated, and we heartily agree, that it is the personal character of leaders that determines an organization's ethics. Leggett management complied readily (and early) with SEC-mandated financial certifications required of the CEO and CFO last August; but in all candor, we have always viewed fiduciary oversight and integrity as one of management's prime responsibilities. The three of us will continue to operate your company with the same conservative and ethical principles that have long been part of the Leggett culture — principles that we have "grown up" with during our collective 85 years with Leggett.

Finally, we are committed to helping our employee-partners extend Leggett's long record of industry leadership, ethical behavior, and superior performance far into the future. We hope you will be there with us as we attain those "new heights."

Sincerely,

FELIX E. WRIGHT
Chairman of the Board and
Chief Executive Officer

DAVID S. HAFFNER
President and
Chief Operating Officer

KARL G. GLASSMAN
Executive Vice President

February 28, 2003

Our **"Headed to New Heights"** theme aims to help you understand **4 major elements** of our mission.

1 Vision

Where we are going — what we envision the company becoming, and what goals we are striving to attain;

2 Strategy

How we will get there — the strategies we are employing to achieve our goals;

3 Discipline

What we won't do — the boundaries and limitations we impose on ourselves; and

4 Opportunity

Where growth will come from — a review of our growth opportunities.

- Ample Room to Grow — Just Getting Started.
- Outstanding, Innovative Manufacturer.
- Even More Formidable Competitor.
- Beacon of Integrity and Fair Dealing.

Vision and Goals — "Where Are We Going?"

VISION

Leggett's vision for the future consists of four key components.

AMPLE ROOM TO GROW — WE'RE JUST GETTING STARTED. Leggett has grown more than 100-fold since going public in 1967, and is now a Fortune 500 member and component of the S&P 500 index. Over this timeframe the company has grown sales and earnings at a 15% average, a record few Fortune 500 firms can match.

Though we're proud of our growth record, we believe we are just getting started. Most stock analysts characterize Leggett as a "mid cap", or mid-size, company; some even consider us "small cap". Most companies in our peer group are larger than us — some are multiples of our size — affirming that we have yet to reach a barrier beyond which profitable growth can't occur. Thus, there is ample room for Leggett's continued growth — as a profitable, global, diversified, manufacturing entity — well into the future.

WE WILL REMAIN AN OUTSTANDING, INNOVATIVE MANUFACTURER. Our core skills, strengths, and expertise are: to conceive, design, and manufacture mid-sized components and products. We fashion components, sub-assemblies, finished products, and product systems from aluminum, steel, wire, wood, plastic, fiber and foam. We are a diversified manufacturer, but not a conglomerate. Conglomerates typically have interests in several unrelated areas (e.g. manufacturing, banking, insurance, health care, energy, entertainment, food, retail). Leggett's interest is primarily focused on manufacturing "mid-size" items. We don't make integrated circuits, and we don't produce airplanes. But we know how to make a diverse suite of mid-size items — including bed springs, engine components, store shelving, wire, automotive lumbars, furniture mechanisms, machinery, die castings — better than any company in the world. Our strengths include an entrepreneurial spirit; innovation and proprietary product design;

engineering expertise and operational efficiency; a dedication to quality; and a culture of continuous improvement.

WE WILL BECOME AN EVEN MORE FORMIDABLE COMPETITOR. We want to be the world's undisputed leading manufacturer of mid-size products and components for the markets we serve. We have no interest in being #2. We want our service, quality, innovation and pricing to be so outstanding that customers rarely consider buying elsewhere or producing components themselves. We aim to be respected and admired by our competition. We continuously seek to improve, and are not content with the status quo.

WE WILL BE A BEACON OF INTEGRITY AND FAIR DEALING. Leggett has established a solid, longstanding reputation for integrity and honesty. Illegal, immoral, misleading or unethical behavior is unwelcome at Leggett & Platt. We believe that long-term relationships are strengthened, and the company's performance enhanced by "doing the right thing" — dealing fairly with customers, suppliers, investors, and employee-partners. In the accounting realm, we strive to share openly, and with clarity, how Leggett is performing; we emphasize GAAP-based earnings, rather than pro-forma results; and we have recorded only two special charges in 25 years.

GOALS

Our financial goals, which remain unchanged, are listed below. These are measures you can use to gauge our performance as we move forward.

EXTEND THE 15% LONG-TERM GROWTH TREND. Consistent with our recent history, approximately 3%-6% growth (1/3 of the total) will come from internal expansion and market share gains, and 8%-10% growth (2/3 of the total) from acquisitions.

MAINTAIN RETURN ON EQUITY (ROE) IN THE HIGH TEENS. From 1992 — 1999 ROE was 17% to 21%. With the soft economy of the last three years, ROE has ranged from 10% to 15%. We expect ROE to return to the upper teens once the economy recovers.

MAINTAIN NET DEBT TO TOTAL CAPITALIZATION BETWEEN 30%-40%. We like having spare financing capacity, and being able to comfortably weather economic downturns. We do not wish to be so heavily levered that we can't accomplish our financial objectives.

EXTEND RECORD OF STEADY DIVIDEND INCREASES. At the indicated annual rate of $.52 per share, 2003 will mark 32 consecutive years of increase in Leggett's annual dividends. Dividends have doubled about every 5 years, yielding a compound annual growth rate of 15%, a record few Fortune 500 firms can match. We take satisfaction in this achievement, believe in paying dividends to shareholders, and hope to extend our record far into the future.

ACHIEVE TOP QUARTILE PERFORMANCE VS. PEERS. Leggett compares favorably to firms in our diversified manufacturing peer group. As reported by Media General Data Services, we rank #4 (out of 11) in 5-year EPS growth, #3 in 5-year dividend growth, and #4 for both net margin and return on assets last year. Our 2002 results and 5-year growth also compare quite favorably to averages for firms in the S&P 500 index. In addition, *Fortune* magazine consistently ranks Leggett's performance in the top 25% of Fortune 500 firms. In their latest survey Leggett ranked #91 (out of 500 firms) in 10-year EPS growth; we were #74 in 10-year total return to shareholders; and we ranked #132 in one-year return on assets.

GROWTH THROUGH 2002 (CAGR)

Number of Years	1	5	10	20	35
Trade Sales	4 %	8 %	14 %	15 %	18 %
Net Earnings	24	2	14	18	20
EPS	24	2	11	13	14
Dividends	4	13	16	15	14
Cash from Operations	(15)	10	17	19	20
Stock Price (Dec 31)	(2)	1	10	16	18

CAGR = compound annual growth rate


55
50
45
40
35
30
25
20
15
10
5
DIVIDEND GROWTH cents per share

Dividend Growth

We have a long-standing policy to distribute a portion of our earnings to our stockholders in the form of dividends. Our dividend payout guideline is approximately one-third of the moving three-year earnings average. As this chart shows, our stockholders enjoy steady dividend growth, with 2003 marking the 32nd consecutive year of increased annual dividends. These increases have been substantial, averaging 15% compound annual growth over this 32-year period. We know of no other Fortune 500 firm that has achieved as long a string of increases at the growth rate we have sustained.

Diversified Peer Group

We have identified ten major manufacturing firms as peers: Danaher, Dover, Eaton, Emerson, ITW, Ingersoll-Rand, Newell Rubbermaid, Pentair, PPG, and SPX. Most of these New York Stock Exchange listed companies are members of the S&P 500 and the Fortune 500. Collectively, these ten firms are each involved in multiple business segments, receive a majority of their revenues from sales to other manufacturing firms, enjoy low customer concentration, participate in "old economy" GDP-growth markets, produce diverse products, grow through acquisitions, and utilize significant quantities of metals, plastics, and sub-components as key raw materials. Though none of these firms is a mirror image of Leggett, we share many characteristics with each, and with the overall peer group.

PERFORMANCE VS. PEERS

	Leggett Value	LEG Rank (out of 11)	Peer Average	Peer Range	S&P 500 Average
Size					
2002 Sales, $B	4.3	#9	7.1	3-14	13
Market Cap, $B	3.9	#9	8.5	2-20	16
2002 Results					
EPS Growth	24.5 %	#6	7.8 %	(100)-90 %	14.9 %
Net Margin	5.5 %	#4	5.5 %	(0.7)-10.1 %	4.4 %
Return on Assets	6.6 %	#4	5.1 %	(0.7)-9.0 %	1.5 %
Trailing 12-month P/E	17.3	#9	21.3	12-31	28
5-Year Growth *(based on least mean squares regression)*					
Revenue	7.8 %	#6	9.2 %	0-36 %	7.5 %
EPS	(1.5) %	#4	(2.4) %	(18)-18 %	(5.8) %
Dividend	13.9 %	#3	8.9 %	0-16 %	(2.7) %

Source = Media General Financial Services; Market Cap and P/E are based on Jan. 31, 2003 closing stock price.

- Low Cost Leadership.
- Unequalled Service and Quality.
- Opportunistic Acquisitions.
- Market Leadership.
- Credibility.
- Innovation.
- Partnership Culture.
- Continuous Improvement.
- Financial Strength.
- Seamless Management Transitions.
- Internal Stock Ownership.

Strategy — "**How** Will We Get There?"

These key elements of our strategy, long embraced by Leggett, will continue to serve us well as we head to new heights.

LOW COST LEADERSHIP. Leggett's economies of scale, automation, and continuous improvement mentality allow us to maintain our position as the low cost provider of high quality components and products. Through our vertical integration into, and profitable production of, key raw materials (including steel rod, steel wire, steel tubing, and dimension lumber), we internally ensure quality control, supply sustainability, and production efficiency. Furthermore, our international manufacturing operations and foreign product-sourcing expertise allow us to reduce costs by offering products blended from domestic and foreign components. Finally, we are continually focused on improving our cost structure.

UNEQUALLED SERVICE AND QUALITY. We are customer service zealots, striving to offer an unequalled level of service. We seek to anticipate customer needs, do the job right the first time, and exceed our customers' expectations. For many customers we provide "just in time" supply of product, reducing their inventory requirements by providing next-day delivery of orders. In addition to unequalled service, Leggett offers unmatched product quality. We have gained market share through manufacturing excellence, low rejection rates, superior quality products, and attractive prices.

OPPORTUNISTIC ACQUISITIONS. We proactively consolidate the fragmented supply base in industries we serve, and we expect approximately 2/3 of our growth will continue to come from acquisitions. The marketplace offers many potential acquisition targets that readily "bolt on" to existing Leggett operations. We frequently acquire a business in lieu of expanding existing operations. Our typical acquisition is a small, private, profitable, entrepreneurial company. We especially like businesses with strong management talent who can help us continue to grow. Most acquisitions are expected to be accretive by the end of the first year. With average size of $15-20 million in annual revenue, the risk from any single acquisition is low. During its 120-year history Leggett has completed only 3 acquisitions with annual revenues greater than $100 million. Importantly, we don't mandate a fixed schedule for acquisitions. Instead, Leggett aims to be "opportunistic," taking advantage of situations as they arise. In some years many deals come to fruition; in others only a handful of acquisitions are completed. To meet our long-term growth targets, each of our 29 business units needs to complete, on average, one acquisition about every 18 months. This is a realistic expectation of our business unit managers, providing ample time to study a variety of possible acquisitions, and to negotiate the best deal. Leggett's "in-house" teams have completed more than 100 acquisitions in the last six years, amassing significant acquisition expertise and integration experience, a core skill set the company is continually strengthening.

MARKET LEADERSHIP. Leggett & Platt is the major industry supplier for the majority of its product lines, enjoying an extremely broad base of customers. We are North America's largest independent manufacturer of a variety of products, including:

- components for bedding and residential furniture;
- retail store fixtures and point of purchase displays;
- components for office furniture;
- non-automotive aluminum die castings;
- drawn steel wire;
- automotive seat support and lumbar systems;
- bedding industry machinery for wire forming, sewing and quilting.

Most of our markets are highly fragmented, containing many participants, with Leggett's sales volume often several times that of our nearest competitor. Our market leadership flows from our partnership mentality, integrity, ongoing innovation, strong desire to exceed customers' expectations, high quality products and low cost structure.

CREDIBILITY. Leggett stresses high quality of earnings, candid communications, and management integrity. We work hard to keep shareholders and the investment community fully and timely informed, without jeopardizing our strategic and tactical advantages. We reply candidly to questions, admit mistakes, and try to use everyday language in our communications. Investors have commented favorably about Leggett's financial documents, typically describing them as easy to understand, consistent, "clean," and generally free of complex footnotes. Finally, with employees, directors, merger partners, retirees, and their family members holding over 20% of Leggett stock, investors take comfort that Leggett folks are "eating their own cooking."

Sterling Rod Mill

Last summer, Leggett advanced its vertical supply strategy with the purchase of rod mill assets from the former Northwestern Steel & Wire Co. in Sterling, Illinois. This backward integration into the manufacture of steel rod will ensure a consistent supply of quality raw material for our existing wire mills. Consistent quality rod is critical for its downstream impact on the efficiency of Leggett wire and spring operations.

When fully operational, the Sterling rod mill will produce about 450,000 tons, or $135 to $150 million of rod annually. This rod will supply roughly half of Leggett wire mills' annual requirements, leaving us with considerable purchasing leverage.

We will operate the rod mill under a very favorable cost structure. Our total investment in the mill, including our state-of-the-art improvements, is modest (the mill was purchased in a bankruptcy proceeding). Producing only a few sizes and types of rod will limit changeovers and maximize our operating efficiency. The mill's one million ton annual capacity melt furnace will be operated during off-peak times, thereby reducing energy costs. Additional operating cost benefits will result from a reasonable labor contract, a near-by, consistent supply of steel scrap, and close proximity to the Leggett wire mills it supplies.

We are excited about the opportunity this venture brings to enhance efficiency and profits.


Sterling

INNOVATION. We hold about 1,300 patents, have another 600 in process, and add to those figures yearly. We conceive, design and patent machinery, processes, components and finished products. A sampling of recent proprietary projects includes process improvements for manufacturing high-luster chrome plated motorcycle components; ultra-wide-format digital color printing on various materials; novel high-end innerspring designs for mattress manufacturers; automotive lumbar mechanisms; sofa sleeper sleeping surfaces; easily replenished point-of-purchase systems; and a tubular recliner ottoman mechanism. Leggett serves as the research and development (R&D) arm for many of its customers, and augments research efforts of other customers. We help customers keep their brands strong and their product offerings fresh. Our R&D centers are located throughout the world, serving a key role in our partnering relationship with customers. Our customers greatly value Leggett's strong commitment to identifying and developing mutually profitable innovations.

Pension Plans

At the end of 2002 our pension plans remained overfunded in the aggregate. After three consecutive years of stock market decline, the vast majority of Fortune 500 companies found their pension plans underfunded.

Pension related matters have never significantly impacted our financial results. We have consistently used conservative assumptions to measure the plans' future obligations and to estimate the plans' future investment returns. Generally, pension income has been about 1% of our earnings, and net pension assets recognized on our balance sheet have been less than 2% of total shareholders' equity. Most importantly, we entered this market downturn with these conservative assumptions. Unlike many companies that have been required to reduce assumptions to more justifiable levels, we have not experienced a significant impact to earnings and shareholder's equity.

The following table provides additional detail on our pension plans.

Millions of dollars	1998	1999	2000	2001	2002
Pension Income, after tax	$ 2.4	$ 1.4	$ 2.7	$ 4.5	$ 1.4
Funding at Dec. 31					
Asset Fair Value	132	155	181	158	142
Benefit Obligation	100	102	110	118	134
Over Funding	32	53	71	40	8
Net Pension Asset*	25	27	30	38	40
Assumptions					
Discount Rate	5.5%	6.0%	6.0%	6.0%	6.0%
Expected ROA	8.0%	8.0%	8.0%	8.0%	8.0%
Salary Scale	4.4%	4.4%	4.5%	4.4%	4.5%

* *Also referred to as Prepaid Pension Costs, this is the amount recognized on the Company's balance sheet.*

PARTNERSHIP CULTURE. By building on our long history of innovation, cost-consciousness and manufacturing excellence, we have developed strong and enduring partnerships with an ever-growing array of customers. As a result, we've achieved a level of customer trust that is hard for competitors to replicate. For example, our four largest bedding components customers are the same today as 20 years ago. We believe that few manufacturing firms can make a similar claim. Our decisions are geared toward what is best for the long-term relationship, even if this sometimes runs counter to what might produce the highest immediate profit.

CONTINUOUS IMPROVEMENT. We are the leading, low cost producer in many of the markets we serve, largely due to our ongoing continuous improvement efforts. Leggett's employee-partners strive to reduce variation, eliminate waste, manage constraints, and improve efficiency. Many of our employees participate in incentive pay systems, where improved quality or efficiency results in monetary reward. Leggett employs a structured, data-oriented approach to improve processes and provide quantifiable feedback. We use techniques — including Kaizen, Six-Sigma, Design of Experiments, Single Minute Exchange of Dies, and others — in numerous ways throughout the organization. Earnings and cash flow increases have come, in part, from our continuous improvement efforts. Margins steadily improved until the recent economic decline. Net margin (i.e. after-tax return on sales) ranged from 4% to 5% in the late 1980s. By the late 1990s (and before recent economic weakness) net margins had expanded to greater than 7% (with EBIT margin above 13%), due in no small part to increased emphasis at Leggett on continuous improvement. We expect to return to the superior margin levels of the late 1990s once the economy experiences sustained improvement. *(Note: you'll find more information about our Continuous Improvement efforts on page 32 of this Annual Report.)*

FINANCIAL STRENGTH. Leggett has a long history of financial strength and conservatism. We have a strong balance sheet, always desiring to have spare financing capacity available for expansion, acquisitions or share repurchase. This allows us to direct capital, as opportunities arise, toward ongoing operations and strategic acquisitions, for both enhancement of profitability and expansion of operations. Our long-term goal has been, and continues to be, 30-40% debt to total capitalization, and we have enjoyed a Single A debt rating for more than a decade. We are positioned to weather substantial adversity. We feel strongly that financial flexibility is more important than using aggressive leverage to bolster return on equity and per share earnings. We are well positioned to capitalize on sustained economic improvement as it occurs.

SEAMLESS MANAGEMENT TRANSITIONS. Among the senior executives, long tenure and seamless transitions are Leggett hallmarks. Turnover is low — executives who join our team appreciate the challenges and camaraderie they find here. This allows management changes to be planned long in advance. Successors are typically long-tenured Leggett employees, well trained for their new role. Over the last five years we've made several executive management changes (Chairman, CEO, President, COO, Executive Vice President), each announced publicly well in advance of the event. Because our succession plans are well known, office politics are minimal.

INTERNAL STOCK OWNERSHIP. We encourage employee stock ownership, as we believe it aligns interests and benefits all Leggett shareholders. Our management, and a broad base of employee-partners, have for many years invested substantial amounts of their own money in Leggett stock. This group purchased, through company-sponsored plans, over $100 million of Leggett stock over the last three years. The proxy statement will show that over 6% of the stock is held by Leggett's directors and executive officers. If you expand that group to include all employees, directors, merger partners, retirees, and their family members, you'll find that 20%-25% of Leggett's shares are "closely held" by this group of investors.

20% to 25% of Leggett's shares are closely held.

Insiders Are Buying

Each year, key executives are offered the opportunity to purchase options on Leggett stock by forfeiting a portion of their next year's salary and bonus. In contrast to traditional programs that grant options to executives as part of their total compensation package (which we also have), this program requires executives to use their own cash to obtain stock options.

About 100 executives participate in this program. As a group they relinquish nearly $6 million in cash salary and bonus each year. The top five executives (as listed in the proxy statement) surrendered an average of 67% of their salary and bonus over the last six years. In fact, our Chairman/CEO and our President/COO have surrendered nearly all their salaries during that six-year period. We believe that widespread participation by executives in the program is a strong indicator of their confidence in the company's future.

Insiders

- We will "stick to our knitting."
- Growth must be profitable.
- Won't "force" growth.
- Long-term implications of decisions.

Discipline — "What we **Won't** Do."

Investors or analysts occasionally express mild concern that we might "do something foolish with all that cash" (or with our borrowing capacity), making a large, aggressive move outside our core capabilities. We have established several disciplines intended to help avoid missteps. We encourage investors to hold us accountable to these principles.

WE WILL "STICK TO OUR KNITTING." We foresee no major change to our strategies or lines of business. Our expansion will be in areas that we know, and where we can achieve competitive advantage. We are primarily an outstanding, innovative manufacturer of mid-size products and components — we are not interested in acquisitions largely unrelated to existing operations. Our expansions will be rational and evolutionary, and, as such, will be understandable to our investors.

GROWTH MUST BE PROFITABLE. We will not undertake acquisitions (nor internal growth) solely to increase revenues. With few exceptions, we expect acquisitions to be accretive by the end of the first year. We want to achieve both growth and adequate return on investment.

WE WILL NOT "FORCE" GROWTH. We don't feel a need to achieve 15% growth every single year. In fact, we believe that forcing such annual growth could lead to poor quality acquisition and internal growth decisions. As mentioned, our acquisition growth is "opportunistic" — we seize good opportunities as they arise. We know some years will be lean, and others will be overflowing with opportunity. We also realize that internal growth will be materially impacted by strength or weakness of the US economy. Future growth will vary, as in past years. Though sales growth averaged 15% over the last 20 years, growth in any single year ranged from negative 4% to positive 32%. We're patient and opportunistic, and our time horizon for measuring growth is five years and longer.

WE ARE DRIVEN PRIMARILY BY THE LONG-TERM IMPLICATIONS OF DECISIONS. When necessary, we will forego short-term profitability in the interest of enhancing the long-term value of the company.

- Economic Rebound.
- Market Share Gains.
- International Expansion.
- Entry into New Markets.

Opportunity —
"Where Will **Growth** Come From?"

We aim to extend our 35-year history of 15% annual growth — a doubling in size every 5 years — well into the future. At some point maintaining this growth will become difficult; however, we don't believe we're close to that point. Several companies in our peer group have achieved profitable growth long after passing the $4 billion revenue level. Given our current size, the size of our markets, and assuming a growing economy, we believe 15% growth is a reasonable and obtainable goal. Here are four primary sources of growth.

ECONOMIC REBOUND. Aggregate annual demand in markets Leggett serves is now about 10% lower than in 1999 and 2000, primarily due to a lackluster economy. As a result, Leggett has enough spare capacity to generate about $500 million of additional revenue, with minimal incremental overhead and capital outlay. Given our operating leverage, each $10 million of incremental sales (excluding acquisitions) should add 1 penny to EPS. As the economy rebounds and the full $500 million of incremental revenue is realized, Leggett's earnings should increase about 50 cents per share, or 43% over 2002 levels.

MARKET SHARE GAINS. The markets we serve have annual revenues of about $50 billion (in North America alone), and we currently supply $4 billion, or 8%, of those markets' needs. We pursue market share growth on several fronts. First, we gain market share by delivering unequalled customer service, and by offering lower cost, higher quality products than our competitors. Second, we successfully displace competitors' products by bringing a continual stream of innovative, proprietary, patented products to market. Third, we continue our long and successful strategy of "deverticalization". This involves persuading vertical manufacturers to cease making their own components, and instead purchase components from Leggett. We want to be the preferred component supplier to those currently making their own components. Fourth, we continue to aggregate our highly fragmented markets, expanding our production capacity via "bolt on" acquisitions that readily

China / Asia

We have a long established Asian presence that benefits many of our businesses, through owned manufacturing facilities and established sourcing contacts.

We own four major production facilities in China. We operate two plants (the first since 1998) that produce innerspring units for sale in China. We also own a facility engaged in machinery production and machine parts sourcing. Recently, we began production in our fourth, a furniture mechanism plant. This plant will initially service furniture manufacturers who are sourcing product in China. This facility will also position us to sell into the local market as Chinese furniture demand grows.

Many of our businesses have long-term, well-established Asian sourcing contacts for components and finished products. Our Ornamental Bed division has been importing finished products from Asia for more than a decade. In our fixtures & display business, our sourcing capabilities enable us to create value for our customers by offering blended fixture solutions, incorporating products manufactured in our US plants with products sourced through Asian suppliers.

Most of our business units have a presence established, and are evaluating further options for sourcing or producing product in Asia. We see all of Asia and particularly China as a significant opportunity. Our principal strategies are: to be near our customers to supply their requirements; and to be positioned to serve the vast, developing, Asian market. Our China presence is an important part of our strategy to remain the leading, low-cost supplier to the global markets we serve.

integrate into Leggett's existing operations. Often these acquisitions are made in lieu of new "greenfield" plant construction. Fifth, we strive to extend our position as a "one-stop" supplier to our customers, reducing their need to interface with multiple vendors by providing a complete range of components and products. We reap benefits by leveraging "cross selling" opportunities, ensuring customers know of Leggett's broad suite of products and components. For example, in addition to providing appliance manufacturers various washing machine transmission components, we can also provide the die cast motor housing, sound deadening material, plastic hose attachment pieces, wooden shipping frame, and metal tubing.

INTERNATIONAL EXPANSION. We are following a 3-pronged approach to international expansion, with sales growing from only 5% of Leggett's total in 1995 to about 18% today. First, we have followed our domestic customers into new countries, setting up operations to provide them with needed components. Second, we export our "deverticalization" strategy. Because foreign markets are smaller and more fragmented, many foreign manufacturers have little choice but to be vertical in the manufacture of all required components. This offers significant opportunity for Leggett to provide components and sub-assemblies, at lower cost, to a wide range of existing vertical manufacturers. We are promoting and establishing

We believe 15% growth is a reasonable and obtainable goal.

We bring a continual stream of innovative, proprietary, patented products to market.

an outsourcing mentality in various countries, duplicating what has worked so well for us here at home. Finally, in select countries we pursue a "beachhead" strategy, establishing small operations that expand as demand grows.

ENTRY INTO NEW MARKETS. Leggett is continually looking for opportunities to expand into new markets. In 1960 we produced very few products, all for the residential furnishings industry. Over the last four decades our expansions into new markets have typically been just "one step away" from something that we were already involved in. Though not apparent to the casual observer, a string of "one step" expansions has led to almost all of our current businesses. Most of our new market growth will continue to come via acquisitions; there will typically be overlap in some area (e.g. customer base, raw materials, manufacturing processes); and the rationale will make sense to our investors. We will pursue new markets where we can become a significant player, and in which we can attain and sustain a competitive advantage.

"One-Step-Away"

Leggett's growth has been accomplished through a series of moves, each one just a step away from a then existing business. The growth of our fixture & display business is an example.

In 1972 we purchased an Atlanta, GA company that produced innersprings and sold metal bed frames for dormitories and prisons. That company had a small operation that manufactured wire display racks for Coca-Cola and Pepsi. Over the next two and a half decades, we grew this business to be a leading supplier of point-of-purchase display racks for beverage and snack food manufacturers.

In 1994, we expanded our display rack strategy to include other display products, including store fixtures for retailers and brand marketers. Our expanded strategy to become the premier supplier of these products rested on the same solid foundation that our other growing businesses were built. First, we capitalized early on an opportunity to consolidate an industry comprised of highly fragmented, small, private manufacturers. Second, we built upon an existing and profitable business: our beverage point-of-purchase displays. Third, we benefited from existing vertical integration for critical raw materials, including wire and tubing. And finally, our expanded operations employed familiar manufacturing and operating processes, including product design and engineering, wire forming, and metal stamping and bending.

Today, Leggett is the largest supplier of display fixtures by a factor of four (but still have only a 5% market share). This was accomplished through the acquisition and blending of over 30 of the industry's best companies. Our operations now offer production capabilities in wire, metal, and wood; geographic distribution with manufacturing facilities nationwide, as well as a global purchasing network; and expanded design capabilities and customer support.

SEGMENT Overview

Diverse manufacturing processes, materials and markets characterize Leggett's five business segments. Wire, tubing, coil and sheet steel, stainless steel, aluminum, plastics, foam, woven and non-woven construction fabrics, and dimension lumber are fabricated into vital components, sub-assemblies, and other products by 31,000 employee-partners in Leggett's 100 major manufacturing facilities.

Steady, logical, incremental business expansion creates leading market positions and profitable growth. As a leading manufacturing firm, Leggett is focused on design, production, and sales of various engineered products for numerous applications throughout North America and in many international locations.

Residential Furnishings

	2002	1997	CAGR
Sales	$2,165	$1,623	6%
% Total	47%	51%	

PROFILE: Leggett's beginnings stem from our 1885 patent of the steel coil bedspring. Today, we are the leading worldwide supplier of components to the bedding and furniture industries. Our activities cover bedding components, furniture components, finished consumer products, and other select products for manufacturers and retailers.

BUSINESS MODEL: We enjoy, and aim to extend, our significant leadership position. Our competitive advantage is based on lowest cost structure; enduring customer relationships; vertical production of key raw materials (wire, tubing, dimension lumber); R&D efforts that yield innovative and proprietary products; and, Leggett designed and manufactured proprietary production and automation machinery. Internal growth will continue in the global markets we serve as we deliver innovative products, reduce costs, and encourage customers to outsource additional component manufacturing.

CUSTOMER GROUPS:
- Bedding manufacturers
- Furniture manufacturers
- Retail stores and distributors

2002 ACQUISITIONS: 2 businesses with annual revenues of about $16 million.

PRODUCT GROUPS: Bedding Components, Furniture Components, Bed Frames, Ornamental Beds, Adjustable Beds, Industrial Fabrics, Coated Fabrics, Cushioning

Commercial Fixturing & Components

	2002	1997	CAGR
Sales	$899	$459	14%
% Total	20%	15%	

PROFILE: Our second-largest segment encompasses three areas. We are the market leader in design and manufacture of a broad suite of retail store fixtures, including shelving systems, point of purchase displays, storage products, and utility vehicle rack systems. We are the leading independent producer of components for office furniture manufacturers, and also produce injection molded plastic components.

BUSINESS MODEL: Our aim is to be the primary, or "one-stop", fixture supplier of choice for major retailers. To that end, since 1994, we've acquired more than 30 businesses. Leggett now designs, manufactures, delivers and installs the broadest range of fixture products (of all types of materials) to all parts of the country. In office furniture and plastic components, we will continue to provide proprietary, innovative, cost effective products to niche markets.

CUSTOMER GROUPS:
- Retail chains and specialty shops
- Brand name marketers and mfrs.
- Food service and healthcare providers
- Office furniture manufacturers
- Public utilities and municipalities

2002 ACQUISITIONS: 1 company with annual revenues of about $8 million.

PRODUCT GROUPS: Gondolas, Shelving, Racks, Display Cases, P-O-P Displays, Chair Controls, Furniture Bases, Plastic Components



Aluminum Products

	2002	1997	CAGR
Sales	$487	$459	1%
% Total	11%	15%	

PROFILE: Our aluminum group is the leading independent producer of non-automotive die castings in North America. We entered this area in the early 1970s when we acquired a small die caster of furniture bases. We more than doubled our size, and entered additional markets, through a 1996 acquisition of a leading die casting firm.

BUSINESS MODEL: We are technology leaders, focused on offering the best value to our customers by minimizing their total system cost, and committed to excellence in customer service. In addition to die casting, our broad manufacturing capabilities include machining, finishing, assembly, and full-service tool & die production, making us a one-stop solution for die cast components.

CUSTOMER GROUPS:
- Gas barbeque grill manufacturers
- Motorcycle, truck, off-road and recreational vehicle makers
- Outdoor lighting, electrical, telecom, and industrial equipment producers
- Diesel and small engine builders
- Appliance, power tool, and consumer electronics manufacturers

2002 ACQUISITIONS: Purchased remaining 49% interest in Mexican joint venture.

PRODUCT GROUPS: Aluminum Die Castings, Magnesium and Zinc Die Castings, Tool & Die Construction

Industrial Materials

	2002	1997	CAGR
Sales	$611	$452	6%
% Total	13%	14%	

PROFILE: We are North America's leading supplier of drawn steel wire, and a significant supplier of welded steel tubing. We built our first wire mill in 1969 to ensure a consistent supply of quality wire for our bedding operations. Today, our wire mills produce over 900,000 tons of steel wire annually; half is sold to external customers. Similarly, we entered the steel tubing business in 1983, and currently produce for both internal use and sales to external customers.

BUSINESS MODEL: High quality and low cost make us a leading producer of these materials. We enjoy significant economies of scale; benefit from the consistent, internal demand of many Leggett businesses; and continuously improve productivity. We produce to tighter-than-industry specifications, and focus intently on meeting and exceeding customer needs.

CUSTOMER GROUPS:
- Other Leggett businesses
- Bedding and furniture makers
- Mechanical spring producers
- Auto interior manufacturers

2002 ACQUISITIONS: 3 completed with total revenues of about $43 million.

PRODUCT GROUPS: Steel Wire, Specialty Wire Products, Welded Steel Tubing, Fabricated Tubular Components

Specialized Products

	2002	1997	CAGR
Sales	$407	$157	21%
% Total	9%	5%	

PROFILE: Operations encompass two niche businesses. We are the leading worldwide supplier of automotive seating support and lumbar systems; and a leading supplier of control and power train cable systems. We also have a premier global position in wire forming equipment, industrial quilting and sewing machinery, and other specialized machinery we design, patent, and manufacture.

BUSINESS MODEL: We are technical and design leaders in the industries we serve. Our advantages are derived from a strong focus on R&D, yielding innovative and proprietary products, and ongoing cost reduction efforts, making us the low cost supplier.

CUSTOMER GROUPS:
- Tier 1 and 2 auto suppliers
- Bedding and furniture manufacturers

2002 ACQUISITIONS: 1 small company with annual revenues of about $4 million.

PRODUCT GROUPS: Auto Seat Suspension, Lumbar, Power Train and Control Cable Systems; Machinery for Wire Forming, Quilting and Automation; Wide Format Digital Printing



Sales = *Trade plus Intersegment sales, and are stated in millions.* CAGR = *Compound annual growth rate.*

RESIDENTIAL Furnishings

Leggett's inventive heritage and leadership in the residential furnishings industry spans 120 years. Today, we are the leading worldwide supplier of a wide range of components (many of them proprietary) used by bedding and upholstered furniture manufacturers in the assembly of their finished products. We also design sleep-related furniture and select lines of consumer products, which we sell primarily to retailers and distributors.



COMPETITIVE ADVANTAGES. We are the low cost producer in many of our markets, due to vertical integration in key raw materials and machinery, a continuous improvement culture, superior technology, and economies of scale. Our ongoing R&D efforts and design expertise make us leaders in product innovation. Our development and production of new, innovative products, along with our unequalled customer service, results in the long-term partnering relationships we share with many customers. Our global presence allows us to participate in worldwide economic growth and also to continue supplying customers as they move production to lower-cost regions of the world.





KEY STRATEGIES. Although we have a well-established, long-term presence in the markets we serve, many opportunities exist to continue growing our residential furnishings businesses, both internally and through strategic acquisitions. Our existing market position has grown, in part, from our ability to continually develop and offer customers new, proprietary products. This capability provides ongoing opportunity to increase share through both new and existing customers, as customers who make some of their components outsource additional manufacturing to Leggett. Significant global opportunities exist and many of the strategies that we have employed to grow the company domestically are being used as we move into new geographic regions. Key global strategies include: building a "components mentality" in these new markets by providing an efficient, low-cost alternative to vertically integrated manufacturers; following existing customers overseas to be their supplier, wherever they locate; and establishing toe-holds in countries where opportunities exist for long-term economic growth. Finally, we continue to target strategic acquisitions that expand our customer base, add new product lines or production capabilities, or help establish a presence in new geographic regions.


RETURN ON ASSETS percent
(= EBIT/Assets)
25
20
15
10
5
98 99 00 01 02


EBIT MARGIN percent
(= EBIT/Total Sales)
12
10
8
6
4
2
98 99 00 01 02


ORGANIC SALES GROWTH
percent
6
4
2
0
-2
-4
-6
98 99 00 01 02


TOTAL SALES millions of dollars
2400
2000
1600
1200
800
400
98 99 00 01 02

RECENT ACCOMPLISHMENTS.

- Initiated production of furniture mechanisms in our plant in China
- Achieved double-digit sales growth in upholstered furniture components in 2002
- Continued expansion in 2002 of our international market share and geographic presence in bedding components


EBIT millions of dollars
250
200
150
100
50
98 99 00 01 02


ASSETS millions of dollars
1400
1200
1000
800
600
400
200
98 99 00 01 02



COMMERCIAL Fixturing & Components

Leggett is the market leader in design, production and delivery of a broad suite of retail store fixtures, point of purchase displays, and storage products. To help us achieve "one-stop" supplier status for retailers, specialty shops and other major customers, we've acquired more than 30 businesses since 1994. These acquisitions have significantly strengthened our market presence and operating potential. In addition, Leggett is the leading independent producer of proprietary, innovative chair controls, furniture bases and other components for office furniture manufacturers. Leggett also produces injection molded plastic components, both for its own use and for external customers.



COMPETITIVE ADVANTAGES. In our fixtures & display businesses, we are a one-stop supplier, with broad capabilities in production, design, prototyping, installation, and project management. We are by far the largest producer in the industry, vertical in critical raw materials, with flexibility in sourcing options through our own nationwide network of facilities and our established relationships with foreign manufacturers. These advantages translate to cost savings to customers that competitors cannot match. Leggett's financial stability ensures customers that we can weather economic downturns and related disruptions.

Technical and design expertise, leading to development of new, innovative, and in many cases, proprietary products is a trademark of our businesses supplying components to office furniture manufacturers. Product line breadth, low-cost production capability, longstanding customer relationships, and a leading market share position, place us ahead of our competition.

Leadership positions in plastic technologies and low-cost production capabilities differentiate our businesses that produce injection molded plastic components. We also offer customers mold building options through our own facilities, in addition to established domestic and international sources, a benefit many of our competitors can't match.


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RETURN ON ASSETS percent
(= EBIT/Assets)
25
20
15
10
5
98
99
00
01
02


EBIT MARGIN percent
(= EBIT/Total Sales)
20
18
16
14
12
10
8
6
4
2
98
99
00
01
02


ORGANIC SALES GROWTH
percent
4
2
0
-2
-4
-6
-8
-10
-12
98
99
00
01
02


TOTAL SALES millions of dollars
1200
1000
800
600
400
200
98
99
00
01
02


EBIT millions of dollars
140
120
100
80
60
40
20
98
99
00
01
02


ASSETS millions of dollars
1000
900
800
700
600
500
400
300
200
100
98
99
00
01
02

KEY STRATEGIES. Significant opportunities exist for continued growth, both internally and through acquisitions.
Our fixture & display business strategy is simple, one proven successful by Leggett in other industries: to consolidate and coordinate the production of fixture and display products, at the lowest cost, and market our capabilities to multiple customer groups. The $20 billion industry we serve is comprised of very small, specialized, and less-well-capitalized competitors and a very large, well-capitalized, and consolidating customer base. Our primary focus will remain directed toward increasing our share with existing accounts and pursuing new customers within this industry. We will also look for opportunities to expand into new, related markets.

Ongoing new product developments, along with initiatives to supply more of our customers' components requirements, are key strategies in our businesses serving office furniture manufacturers. We will also continue to make strategic acquisitions, primarily to add new products or expand into new geographic regions. Global expansion will occur, naturally, as we follow our customers overseas to be their supplier wherever they locate.

RECENT ACCOMPLISHMENTS.

- Market share gains with several important customers
- Gaining volume with vertically integrated customers

ALUMINUM Products

From a modest beginning in the early 1970's, we more than doubled our aluminum die casting business through a 1996 acquisition. Today the Leggett aluminum group is North America's leading independent producer of non-automotive die castings. Major customers span a wide variety of industries and markets. They include manufacturers of gas barbeque grills, motorcycles, small engines, lighting, appliances, power tools, consumer electronics, telecommunications, and other industrial products that incorporate aluminum, zinc and magnesium die cast components. In addition to die casting, we offer customers extensive value-added processes such as machining, finishing, and assembly of components and sub-systems. We also provide full service tool and die manufacturing capability to support our customers' tooling needs. Our competitors are much smaller, and are typically private, independent manufacturers.





COMPETITIVE ADVANTAGES. We lead the industry in technology, with superior capabilities in product design engineering and analysis, tool design, and manufacturing process development and management. We work with customers from design concept to market introduction and then through the product lifecycle to continually refine functionality and reduce cost. We offer the best value to our customers by minimizing their total system cost, including not only the part price, but also design, tooling, transportation, and inventory management costs. Broad manufacturing capabilities make us a one-stop shop for die cast components, reducing the complexity and cost of our customers' supply chains. In addition, we offer supply chain management for our customers regardless of the casting component source. These advantages, along with customer service excellence, demonstrate that we are not just another die caster, but rather a business partner who can add value in technology, systems cost and manufacturing expertise. Leggett's stability, amidst financially distressed competitors, reassures customers that we will be there for them in the future.






RETURN ON ASSETS percent
(= EBIT/Assets)
14
12
10
8
6
4
2
98 99 00 01 02


EBIT MARGIN percent
(= EBIT/Total Sales)
12
10
8
6
4
2
98 99 00 01 02


ORGANIC SALES GROWTH
percent
10
5
0
-5
-10
-15
98 99 00 01 02


TOTAL SALES millions of dollars
600
525
450
375
300
225
150
75
98 99 00 01 02


EBIT millions of dollars
60
50
40
30
20
10
98 99 00 01 02


ASSETS millions of dollars
500
400
300
200
100
98 99 00 01 02

KEY STRATEGIES. Market share growth with new and existing customers remains a primary focus. We continue to aggressively pursue large users of castings, work to provide more of the components used by our vertically integrated customers, and look for opportunities to expand into new markets where die cast components are, or could be, used. We will strive to maintain our position as technology leaders by continuing to develop design analysis, and alloy and process management capabilities, and in doing so, broaden our opportunities for growth in new and existing markets. We are committed to establishing a global presence, enabling us to supply our customers as they take more of their production overseas. Strategic acquisitions may play a part in accomplishing these initiatives.

RECENT ACCOMPLISHMENTS.

- Strengthened position with several important customers; sole supplier to some
- Increased sales amid continued market weakness, largely due to increased market share

INDUSTRIAL Materials

Leggett is the leading North American producer of drawn steel wire. We produce more than 900,000 tons of steel wire annually, about half of which other Leggett businesses buy, with external customers consuming the balance. Value added, specialty wire products manufactured by Leggett operations include proprietary cotton bale ties, boxed wire, shaped wire, and equipment used for baling agricultural products and recyclable waste. Our Tubular Products Division is a producer of low-carbon, welded mechanical steel tubing. Roughly one-quarter of the tubing produced in our plants supplies other Leggett businesses. Other manufacturers, including producers of automotive seating, consume the balance. We also produce fabricated tubular components for trade customers. We cut, form, and paint steel tubing used in ATV frames and components, and aftermarket accessories.



COMPETITIVE ADVANTAGES. High quality products and service, and low cost make us the leading producer of these select materials in the markets we serve. Our commitment to using Continuous Quality Improvement has resulted in one of the industry's highest levels of product acceptance. This, coupled with an intense focus on customer service, allows us to meet and exceed internal and external customer expectations. Our cost advantages result from our leverage in raw material purchasing, efficient production facilities, high capacity utilization, automation, and low labor content. These cost advantages will be further enhanced with the start-up of a recently acquired rod mill, making us vertical in roughly half our steel rod requirements, while preserving our leverage as one of North America's largest purchasers of steel rod.






RETURN ON ASSETS percent
(= EBIT/Assets)
40
35
30
25
20
15
10
5
98 99 00 01 02


EBIT MARGIN percent
(= EBIT/Total Sales)
16
14
12
10
8
6
4
2
98 99 00 01 02


ORGANIC SALES GROWTH
percent
4
2
0
-2
-4
-6
-8
-10
98 99 00 01 02


TOTAL SALES millions of dollars
700
600
500
400
300
200
100
98 99 00 01 02


EBIT millions of dollars
80
70
60
50
40
30
20
10
98 99 00 01 02


ASSETS millions of dollars
300
250
200
150
100
50
98 99 00 01 02

KEY STRATEGIES. Our entries into these markets decades ago were vertical moves, ensuring a consistent supply of quality raw material, and enhancing efficiency of Leggett operations that produce bedding and furniture components. Today, the core strategy remains to efficiently supply Leggett's internal raw material requirements. Growth, to a large extent, will occur as our internal requirements expand, both domestically and abroad. We will also grow and work with our important trade customers on efficiency gaining initiatives, including efforts to consolidate their vendor bases and programs that allow us to bundle our components into integrated product systems. In addition, we will expand our capabilities to add value to our commodity products by forming, shaping, and welding our wire and tube. This may occur through additional opportunistic acquisitions or start-up operations.



RECENT ACCOMPLISHMENTS.

- Continued with opportunistic acquisitions; assets of two businesses purchased from bankruptcy
- Start-up of our Sterling, Illinois rod mill to produce half our internal steel rod requirements

SPECIALIZED Products

This business is concentrated in two areas. In the first, Leggett is the leading designer and worldwide manufacturer of automotive seating suspension and lumbar systems, and a major supplier of control and power train cable systems, many of which are proprietary. While we sell these components primarily to tier one and tier two automotive suppliers, we foresee additional opportunities through Leggett's customers that produce office and residential furniture. In the second area, several Leggett companies are global leaders in design and production of state-of-the-art machinery and equipment, both for our own use and for other manufacturers. These technologically advanced products include wire forming equipment, industrial quilting and sewing machinery, wide format digital printing equipment, and specialized automation equipment. Manufacturers of bedding and other furnishings are the primary external customers.

COMPETITIVE ADVANTAGES. Our automotive businesses are innovation leaders with a strong focus on R&D, product development, and cost reduction. We are the low cost supplier due to our continuous improvement programs, zealous cost reduction mentality, global sourcing capabilities, and vertical position in certain materials and components. In addition, our financial strength enables us to be a consolidator, helping manage our customers' supply chains and aiding their efforts toward supplier base reduction. We protect our strong position in the market with a disciplined growth strategy that includes a willingness to say no to growth with unacceptable returns.

In our machinery operations, with more than 100 years of engineering experience, we are recognized as the technical leader in the design and manufacture of wire processing equipment, and advanced quilting and sewing equipment. We have an extensive network of offices and agents that provide unparalleled sales, service, and parts support across the globe.










RETURN ON ASSETS percent
(= EBIT/Assets)
16
14
12
10
8
6
4
2
98 99 00 01 02


EBIT MARGIN percent
(= EBIT/Total Sales)
14
12
10
8
6
4
2
98 99 00 01 02


ORGANIC SALES GROWTH
percent
20
15
10
5
0
98 99 00 01 02


TOTAL SALES millions of dollars
450
400
350
300
250
200
150
100
50
98 99 00 01 02

KEY STRATEGIES. In our automotive operations, we will continue our focus on R&D, looking for ways to improve function and cost of our products. The introduction of new capabilities and product designs, including pneumatic lumbar systems and elastomeric fabrics for seating suspension systems, allow us to reduce the weight and size of our assemblies and expand opportunities in new markets. Growing our global presence to serve developing markets and to expand our sourcing options will remain a priority, as will assisting our customers with vendor consolidation, thereby reducing the complexity and cost of their supply chain. These initiatives may be accomplished internally or through opportunistic acquisitions.

In our machinery operations, we design and produce equipment that is used to manufacture the proprietary innerspring designs we develop for our bedding customers. In most cases, this production technology is not otherwise available in the marketplace. Providing this ongoing support is not only a critical strategic initiative for our machinery operations, but also for our bedding operations in the Residential Furnishings Segment. In addition, we will continue to develop technology to improve efficiency in our own plants as well as those of our customers.


EBIT millions of dollars
60
50
40
30
20
10
98 99 00 01 02


ASSETS millions of dollars
400
350
300
250
200
150
100
50
98 99 00 01 02

RECENT ACCOMPLISHMENTS.

- Increasing dollar-value content per auto and market share gains resulted in strong sales growth for 2002
- Introduction of wide format digital printing equipment



PRODUCTS By Customer Group

BEDDING MANUFACTURERS



CUSTOMER BASE *(Fraction of Total Sales)*


Telecom 2%
2% Food Service
2% Flooring Distribution
4% Office Furniture Manufacturers
6% Capital Goods Manufacturers
9% Other
9% Transportation Manufacturers
10% Consumer Products Manufacturers
12% Residential Furniture Manufacturers
Retailers 20%
Bedding Manufacturers 24%

RETAILERS



RESIDENTIAL FURNITURE MANUFACTURERS



TRANSPORTATION MANUFACTURERS



CONSUMER PRODUCTS MANUFACTURERS


PlayStation
PlayStation

CAPITAL GOODS MANUFACTURERS



OFFICE FURNITURE MANUFACTURERS



CONTINUOUS Improvement Championship

Continuous improvement is a part of our culture; a way to improve our key business processes, and the product and services our customers want. It means finding ways to increase the quality of our products and services, and at the same time, lower our costs. The commitment to continuous improvement involves everyone within the company and calls for innovation and teamwork by all our employee-partners. We use a structured, data oriented approach that focuses on improving processes and provides measurable feedback. We employ techniques to reduce variation, manage constraints, and eliminate waste in varying ways throughout our organization. The dedication to continuous improvement and quality systems implementation is a key contributor to our position as the low-cost producer in many of our markets. It remains a key strategy in helping us reach our long-term goals and objectives.



Carthage Spring
Amir Rodas, Amber Jewett, Jeff Mitchell, Danny Gazaway, and Stacey Schwartz



Hoover Wire
Bob Henline, Mike Hicks, Kevin Rodgers, and Dianne Roberts



Metrock Steel & Wire
Randy Sheets, Myron Jones, Randy Pickett, Roger Sheppard, and Mike Smith

Last fall, we held the inaugural Continuous Improvement/Quality Systems Championship. Teams across our various business units participated in the competition. In these photos, we are proud to feature the six teams that reached the finals.

Semi-finalists were chosen from written entries that documented the teams' CI/QS achievements. These semi-finalists then presented to a panel of 50 Leggett executives, who served as judges for the competition. Points were awarded based on several factors, including the financial and business impact of their achievements, the involvement of the workforce, and the use of quality systems to maintain the improvements. We congratulate all the teams that entered the Championship and thank them for their outstanding efforts.



Phoenix Spring
Angela Robinson (front), Dalia Ruiz, Travis Gooden, Robin Wentland, and Daniel Del Real (front)



Schukra
Seated are Wendy Metcalfe and May Duan; standing are Rupert Saunders, Catherine White, Dianne Kerr, and Joe Gallant



Shaped Wire
Tom Walker, Bill Wolford, Steve Tucker, Jim Tomei, and Larry Bushman

Financial —

Reports and Review

Financial Data 2002 - 1992

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

	2002	2001	2000
Summary of Operations			
Net sales	**$4,271.8**	$4,113.8	$4,276.3
% change	**3.8%**	(3.8%)	13.2%
Gross profit [4]	**821.7**	816.9	912.3
Earnings before interest and taxes (EBIT)	**400.6**	351.2	480.8
Interest expense, net	**37.1**	53.9	62.2
Earnings from continuing operations before income taxes	**363.5**	297.3	418.6
Income taxes	**130.4**	109.7	154.5
Tax rate	**35.9%**	36.9%	36.9%
Net earnings	**233.1**	187.6	264.1
% change	**24.3%**	(29.0%)	(9.1%)
EBIT margin	**9.4%**	8.5%	11.2%
Net profit margin	**5.5%**	4.6%	6.2%
Common Stock Data			
Earnings per share			
Net earnings – basic	**$ 1.17**	$ .94	$ 1.33
Net earnings – diluted	**1.17**	.94	1.32
% change	**24.5%**	(28.8%)	(9.0%)
Cash dividends declared per share	**.50**	.48	.42
Dividend payout ratio [5]	**43.7%**	38.8%	31.4%
Book value per share	**10.16**	9.51	9.15
Average number of shares outstanding			
Basic	**199.0**	199.5	199.0
Diluted	**199.8**	200.4	200.4
Year-End Financial Position			
Cash and cash equivalents	**$ 225.0**	$ 187.2	$ 37.3
Working capital	**890.0**	964.9	928.7
Property, plant and equipment, net	**960.7**	961.9	1,018.4
Total assets	**3,501.1**	3,412.9	3,373.2
Long-term debt	**808.6**	977.6	988.4
Shareholders' equity	**1,976.9**	1,866.6	1,793.8
Total capital [2]	**2,903.1**	2,955.9	2,896.6
Cash Flow Components			
Net cash provided by operating activities	**$ 455.9**	$ 534.5	$ 440.8
Capital expenditures	**124.0**	128.0	169.7
Depreciation	**154.4**	156.7	139.2
Amortization	**10.2**	39.9	34.1
Percentages			
Long-term debt as % of total capital	**27.9%**	33.1%	34.1%
Long-term debt as % of total capital (net of cash & current debt)	**25.4**	28.7	33.4
Return on average total capital [3]	**8.9**	7.7	11.2
Return on average shareholders' equity	**12.1**	10.3	15.4
Ratios			
Current ratio	**2.5**	3.1	2.9

(1) 1996 amounts include merger related costs of $26.6 and a $20.2 charge for early extinguishment of debt. The net earnings impact was $28.9, or $.16 per basic and diluted share. The charge for early extinguishment of debt was previously reported as an extraordinary item, which accounting was changed by FASB Statement No. 145.

(2) Total capital includes long-term debt, deferred taxes, other long-term liabilities and shareholders' equity.

1999	1998	1997	1996[1]	1995	1994	1993	1992
$3,779.0	$3,370.4	$2,909.2	$2,466.2	$2,256.9	$2,009.1	$1,526.7	$1,315.0
12.1%	15.9%	18.0%	9.3%	12.3%	31.6%	16.1%	7.7%
869.6	737.2	621.3	522.0	443.6	388.6	283.7	242.9
502.5	429.1	362.5	257.4	249.2	220.2	148.4	118.0
39.9	33.5	29.2	27.9	28.6	23.9	8.0	10.8
462.6	395.6	333.3	229.5	220.6	196.3	140.4	107.2
172.1	147.6	125.0	89.0	86.3	76.8	54.8	41.4
37.2%	37.3%	37.5%	38.8%	39.1%	39.1%	39.0%	38.6%
290.5	248.0	208.3	140.5	134.3	119.5	85.6	65.8
17.1%	19.1%	48.3%	4.6%	12.4%	39.6%	30.1%	66.6%
13.3%	12.7%	12.5%	10.4%	11.0%	11.0%	9.7%	9.0%
7.7%	7.4%	7.2%	5.7%	6.0%	5.9%	5.6%	5.0%
$ 1.46	$ 1.25	$ 1.09	$ .78	$ .76	$ .69	$ .53	$ .42
1.45	1.24	1.08	.77	.75	.68	.52	.41
16.9%	14.8%	40.3%	2.7%	10.3%	30.8%	26.8%	57.7%
.36	.315	.27	.23	.19	.155	.135	.115
28.6%	30.6%	31.2%	31.4%	29.2%	28.9%	34.0%	39.7%
8.36	7.27	6.09	5.11	4.21	3.56	3.00	2.78
198.5	197.7	190.3	181.1	177.3	173.2	160.2	155.9
200.9	200.7	193.2	183.7	179.7	175.7	164.6	160.8
$ 20.6	$ 83.5	$ 7.7	$ 3.7	$ 8.2	$ 3.0	$ 0.7	$ 5.2
824.7	735.7	572.1	470.5	411.5	353.6	297.8	237.9
915.0	820.4	693.2	582.9	510.6	440.7	353.4	259.7
2,977.5	2,535.3	2,106.3	1,712.9	1,478.1	1,327.0	1,080.1	772.5
787.4	574.1	466.2	388.5	380.6	364.1	306.1	147.9
1,646.2	1,436.8	1,174.0	941.1	746.8	628.3	514.6	442.1
2,546.0	2,133.9	1,733.8	1,420.1	1,203.0	1,060.4	892.5	631.5
$ 370.8	$ 354.9	$ 288.3	$ 238.1	$ 187.8	$ 171.9	$ 145.7	$ 100.4
159.1	147.6	119.4	96.2	106.8	97.1	54.2	35.8
120.5	106.1	88.3	75.8	62.6	52.5	39.1	36.5
28.8	21.8	17.3	16.4	15.4	14.1	6.2	6.1
30.9%	26.9%	26.9%	27.4%	31.6%	34.3%	34.3%	23.4%
30.5	24.1	26.8	27.4	31.6	34.4	34.4	23.9
13.6	14.1	14.5	12.1	13.5	13.9	12.0	11.8
18.8	19.0	19.7	16.6	19.5	20.9	17.9	16.7
2.9	2.8	2.5	2.6	2.5	2.3	2.6	2.7

(3) This percentage is computed by adding the after-tax interest expense to net earnings and then dividing the sum by average total capital.
(4) Gross profit has been restated in previously reported years to reflect the reclassification of shipping and handling expense from operating expenses to cost of goods sold.
(5) Dividend payout ratio is computed by dividing current year dividends by the prior three-year average net earnings per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position reflects management's capital policy guidelines. These guidelines are intended to ensure that corporate liquidity is adequate to support the Company's projected growth rate and to finance the Company's ongoing operations in periods of economic downturn. In a normal operating environment, management intends to direct capital to ongoing operations, strategic acquisitions and other investments that provide opportunities for expansion and enhanced profitability.

Our policy is to expand capital resources – debt and equity – at appropriate times to allow the Company to take advantage of favorable capital market conditions, rather than respond to short-term needs. We consider financial flexibility more important than short-term maximization of earnings per share through excessive leverage. Therefore, management continuously provides for available credit in excess of near-term projected cash needs and has maintained a guideline for long-term debt as a percentage of total capitalization in a range of 30% to 40%.

SHORT-TERM LIQUIDITY

The Company relies on cash flow from operations as its primary source of capital. Cash provided by operating activities was $455.9 million, $534.5 million and $440.8 million for 2002, 2001 and 2000, respectively, or a three year total of over $1.43 billion. The decrease in cash provided by operating activities during 2002, compared to the prior year, principally reflects a slowing of working capital decreases, partially offset by higher earnings. Cash from operations during 2001 increased over the prior year due to a reduction of working capital, partially offset by lower earnings. Working capital, excluding cash and current maturities of long-term debt, was 18.6% of annual sales in 2002. This is the lowest year-end level of working capital in seven years, and below the Company's target of 19% for working capital as a percent of sales. Working capital, excluding cash and current maturities of long-term debt, was 19.0% and 21.0% of annual sales for the years 2001 and 2000, respectively. The decline in working capital in 2001 resulted from both a slower business environment and a concentrated effort (beginning during the last half of 2000) by management to decrease working capital levels.

The following table shows the annual turnover on average year-end working capital, trade receivables and inventories. The ratios may be affected by timing of the Company's acquisitions.

	2002	2001	2000
Working capital turnover (excluding cash and cash equivalents and current debt)	**5.4x**	4.9x	5.0x
Trade receivables turnover	**7.5**	6.8	7.2
Inventory turnover	**5.6**	5.2	5.3

Receivables turnover in the Aluminum Products segment is lower than in the other segments due principally to the seasonal nature of its gas barbecue grill business and industry practices regarding credit terms. The Commercial Fixturing & Components segment has lower inventory turnover than other segments due to increased production time and extended delivery schedules in their business.

The weak economic conditions that began in the last half of 2000 and continued through 2002 would have normally resulted in reduced cash flow. The Company responded to these difficult business conditions by reducing costs through consolidation or sale of facilities, the restructure of other operations, the reduction of overhead, and the reduction of full-time equivalent employment. In addition, the Company has reduced capital spending, brought working capital as a percent of annualized sales to the lowest level in seven years and temporarily reduced the pace of acquisitions. Through these steps, the Company has improved operational performance, profit margins and return on shareholders' equity. Also, as a result of these improvements, the Company has achieved strong growth in cash flow to provide adequate liquidity to finance ongoing operations, repurchase nine million shares of stock, pay down debt and fund a portion of future growth initiatives. While future economic conditions are uncertain, the Company should continue to generate significant cash flow from operations even though additional working capital reductions will be more difficult to achieve.The Company also has sufficient unused committed credit to ensure that future capital resources are adequate for its ongoing operations and growth opportunities.

TOTAL CAPITALIZATION

The following table shows the Company's total capitalization at the end of the three most recent years. Also, the table shows the amount of unused committed credit available through the Company's revolving bank credit agreements, current maturities of long-term debt, the amount of cash and cash equivalents, and the ratio of earnings to fixed charges at the end of the three most recent years.

(Dollar amounts in millions)	**2002**	2001	2000
Long-term debt outstanding:			
Scheduled maturities	**$ 808.6**	$ 977.6	$ 988.4
Average interest rates	**4.3%**	4.8%	6.8%
Average maturities in years	**3.4**	4.0	4.8
Revolving credit/commercial paper	—	—	—
Total long-term debt	**808.6**	977.6	988.4
Deferred income taxes and other liabilities	**117.6**	111.7	114.4
Shareholders' equity	**1,976.9**	1,866.6	1,793.8
Total capitalization	**$2,903.1**	$2,955.9	$2,896.6
Unused committed credit:			
Long-term	**$ 233.0**	$ 232.5	$ 215.0
Short-term	**106.5**	110.0	112.5
Total unused committed credit	**$ 339.5**	$ 342.5	$ 327.5
Current maturities of long-term debt	**$ 127.7**	$ 5.8	$ 5.9
Cash and cash equivalents	**$ 225.0**	$ 187.2	$ 37.3
Ratio of earnings to fixed charges	**7.6x**	5.2x	6.4x

Long-term debt was 27.9%, 33.1% and 34.1% of total capitalization at the end of 2002, 2001 and 2000, respectively. Long-term debt as a percent of total capitalization, net of cash and current maturities, was 25.4%, 28.7% and 33.4% at the end of 2002, 2001 and 2000, respectively. Long-term debt decreased $169.0 million from year-end 2001, primarily due to a reclass of $124.4 million in long-term debt to current maturities and the maturity and payment of $75 million in medium-term notes. This decrease was partially offset by an increase of $10.7 million in fair market value related to the Company's interest rate swap agreements. Also, during 2002 the Company capitalized certain leases that were previously accounted for as operating leases under synthetic lease arrangements entered into during the last half of 2001. During 2002, certain changes were made to these leases and the Company elected early implementation of FASB Interpretation No. 46, resulting in the recording of these arrangements as capitalized leases in 2002. Accordingly, property, plant and equipment, and long-term debt, increased by $30.5 million as a result of this change. These leases provide economic benefits to the Company versus outright purchase of the related assets.

During 2002, $124.4 million was reclassified from long-term debt to current maturities. Until recently, the Company had intended to refinance all current maturities of medium-term notes and commercial paper on a long-term basis. With the Company's current strong cash position, current maturities will likely be paid and not replaced until the need for additional debt arises.

As shown in the preceding table, obligations having scheduled maturities are the current source of the Company's debt capital. At the end of 2002, these obligations consisted primarily of the Company's medium-term notes and tax-exempt industrial development bonds. The Company's senior debt currently carries a Moody's rating of A2 and a Standard & Poor's rating of A+.

In February 2000, $350 million of 7.65% five-year notes were issued under a $500 million shelf registration completed in November 1999. These notes were converted to variable rate notes under an interest rate swap agreement. The proceeds of the offering were used to pay down commercial paper and to fund the Company's capital expenditures and acquisition activity. In March 2003, the Company sold its rights under this interest rate swap agreement for $40 million.

The secondary source of the Company's debt capital consists of revolving bank credit agreements and commercial paper issuances. Management has negotiated bank credit agreements and established a commercial paper program to continuously support the Company's projected growth and to maintain highly flexible sources of debt capital. The majority of the credit under these arrangements is a long-term obligation. If needed, however, the credit is available for short-term borrowings and repayments. To further facilitate the issuance of debt capital, the Company has in effect a $500 million shelf registration of debt. The Company has had no commercial paper outstanding at the end of the last three years. Additional details of long-term debt, including scheduled maturities, revolving credit and commercial paper are discussed in Note F of the Notes to Consolidated Financial Statements.

USES OF CAPITAL RESOURCES

The Company's internal investments to modernize and expand manufacturing capacity totaled $421.7 million in the last three years. In 2003, management anticipates internal investments will range from approximately $125 to $150 million. During the last three years, the Company employed $393.0 million in cash (net of cash acquired) and issued .3 million shares or equivalents of common stock in acquisitions. During 2002, seven businesses were acquired for $45.6 million in cash (net of cash acquired). In addition, the Company assumed $2.5 million of acquisition companies' debt and other liabilities. Of the seven 2002 acquisitions, which should add about $70 million to annual revenue, two were made in Residential Furnishings, one in Commercial Fixturing & Components, one in Aluminum Products, two in Industrial Materials and one in Specialized Products. Additional details of acquisitions are discussed in Note B of the Notes to Consolidated Financial Statements. In 2002, the Company also acquired the rod mill and related assets of a bankrupt steel company, which purchase is included in expenditures for property, plant and equipment. These assets are being refurbished to provide steel rod for the Industrial Materials segment. Additions, by segment, to property, plant and equipment and purchases of long-lived assets are shown in Note K of the Notes to Consolidated Financial Statements.

Company purchases of its common stock (net of issuances) totaled $80.5 million in 2002, $51.3 million in 2001, and $49.2 million in 2000. These purchases were made primarily for employee stock plans. The Board of Directors annually authorizes management, at its discretion, to buy up to 2 million shares of Leggett stock for use in employee benefit plans or for other purposes. This authorization is continuously replenished as shares acquired are reissued for benefit plans. In addition, management is authorized, again at its discretion, to repurchase any shares issued in acquisitions.

At the end of the third quarter 2000, the Board of Directors authorized management to repurchase up to an additional 10 million shares of Leggett stock. In August 2002, the Board of Directors continued this authorization for an additional period expiring in September 2003. As of December 31, 2002 the Company had acquired approximately .4 million shares under such authorization. No specific schedule of purchases has been established under this authorization. The amount and timing of purchases will depend on availability of cash, economic and market conditions, acquisition activity and other factors.

Cash dividends on the Company's common stock in the last three years totaled $267.4 million. Over this three-year period, cash dividends per share have increased at an 11.6% compounded annual rate. The Company's guideline for dividend payout is approximately one-third of the prior three-year's average earnings. As a percent of the prior three-year average earnings, cash dividends per share were 43.7% in 2002, 38.8% in 2001 and 31.4% in 2000. As earnings recover, the Company expects to move back toward its 30-35% dividend payout target.

The following table summarizes the Company's future contractual obligations and commercial commitments (amounts in millions):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt*	$ 887.5	$127.7	$511.4	$106.3	$142.1
Operating leases	90.4	28.7	36.2	17.1	8.4
Other long-term obligations	38.2	—	12.2	4.5	21.5
Total contractual cash obligations	$1,016.1	$156.4	$559.8	$127.9	$172.0

* *Excluding $48.8 million of fair market value from interest rate swap agreements.*

The long-term debt payment schedule presented above could be accelerated if the Company was not able to make its principal and interest payments when due, or satisfy certain debt covenants under its revolving credit agreements. The Company believes it has sufficient ongoing cash flow and capital resources to satisfy these obligations and to maintain its required debt covenants.

RESULTS OF OPERATIONS

DISCUSSION OF CONSOLIDATED RESULTS

In 2002, earnings increased 24% on essentially flat same location sales. Revenues totaled $4.27 billion, second only to the record set in 2000, and an increase of 3.8% from 2001. Same location sales increased 0.7%, or $27 million, for the full year. Earnings, at $1.17 per diluted share, were up $.23, or 24%, from last year's $.94. Pretax restructuring costs were approximately $15 million in 2002, versus $18 million in 2001.

During 2001, sales were $4.11 billion, a decrease of 3.8% versus the record sales of $4.28 billion set in 2000, declining for just the second time in the Company's history as a public company. Sales growth from acquisitions was more than offset by a 9.3% decline in same location sales, as decreased unit volumes from weak market demand continued to negatively impact all five business segments. Earnings per diluted share, at $.94 were down $.38, or 29%, from $1.32 in 2000.

The following table shows various measures of earnings as a percentage of sales for the last three years. It also shows the effective income tax rate.

	2002	2001	2000
Gross profit margin	**19.2%**	19.9%	21.3%
EBIT (earnings before interest and taxes) margin	**9.4**	8.5	11.2
Net profit margin	**5.5**	4.6	6.2
Effective income tax rate	**35.9**	36.9	36.9

The improvement in EBIT margins during 2002 resulted primarily from reduced expenses. Same location sales growth of 0.7% and continued improvements in operating efficiency also helped margins. Cost decreases resulted primarily from the elimination of goodwill amortization, lower bad debt, energy and restructuring costs, plus the partial reversal of Canadian lumber duty accruals. Partially offsetting these improvements, and the major factors impacting the decrease in gross profit margin, were higher raw material costs (most notably steel) and margin (i.e. selling price) pressure in some business units. Reduced interest expense as a result of lower borrowings and interest rates also helped improve earnings for 2002. The lower effective income tax rate in 2002 compared to 2001 and 2000 levels reflects the impact of eliminating non-deductible goodwill amortization as required by FASB Statement No. 142.

The declines in 2001 margins primarily reflect weakened demand in all of the Company's business segments, as well as lower than expected performance in the Company's Aluminum Products and Commercial Fixturing & Components segments and some parts of the Residential Furnishings segment. Production cutbacks, plant restructuring and closure costs, reduced plant utilization and resulting lower overhead absorption significantly impacted profit and EBIT margins. Plant utilization in 2001 was further reduced due to the Company's efforts to reduce inventory levels. Margins were also reduced in 2001 by higher bad debt expense, worker's compensation costs, medical expenses and energy costs. Lower incentive compensation costs, cost structure improvements and reduced overhead as a result of the Company's tactical plan announced in September 2000 helped offset these increasing costs. Interest expense was lower in 2001 versus 2000, partially offsetting the decline in net margin.

RESTRUCTURING ACTIVITY

In connection with its tactical plan announced during the third quarter of 2000 aimed at improving performance, margins and shareholder return, the Company's primary objective was to fix problems in its under-performing businesses. Operations that could not be fixed were to be consolidated, closed or sold. As a part of its continued focus on cost structure improvement, through December 2002 the Company had consolidated or sold certain facilities and restructured other operations. The costs incurred related to the Company's restructuring efforts were charged to expense.

Included in the Company's operating results for 2002 are restructuring charges of $14.9 million (pretax) associated with these decisions. Charges of $13.3 million are included in "Other deductions (income), net", and consist of $12.5 million for fixed asset and goodwill write-downs, and $0.8 million in severance and other costs, net of miscellaneous proceeds. The remaining $1.6 million inventory charges are in the "Cost of goods sold" section on the Consolidated Statement of Earnings.

During 2001, the Company incurred restructuring charges of $18.0 million. Included in "Other deductions (income), net" are charges of $15.6 million, consisting of $9.6 million for fixed asset and goodwill write-downs, and $6.0 million in severance and other costs. The remaining $2.4 million are inventory charges included in "Cost of goods sold."

During 2000, the Company incurred restructuring charges of $8.6 million. Included in "Other deductions (income), net" are charges of $6.2 million, consisting of $2.4 million for fixed asset write-downs, and $3.8 million in severance and other costs. The remaining $2.4 million are inventory charges included in "Cost of goods sold."

Restructuring liabilities from 2002 and prior years are not material to the accompanying balance sheet. Adjustments of previously established accruals and liabilities relating to restructuring activities have been negligible. The balances remaining in restructuring reserve on the Company's balance sheet were $3.6 million, $8.6 million and $4.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company expects to realize future cost-savings as a result of these actions, however, the specific impact cannot be quantified, and will be determined by future business conditions. The Company may occasionally rationalize its facility base in the future if compelling savings are evident, or if the economic environment induces such action. See Note M of the Notes to Consolidated Financial Statements for further information regarding restructuring activities.

DISCUSSION OF SEGMENT RESULTS

A description of the products included in each segment, segment sales, segment earnings before interest and taxes (EBIT) and other segment data appear in Note K of the Notes to Consolidated Financial Statements. Following is a comparison of EBIT margins (Segment EBIT divided by Total Segment Sales):

	2002	2001	2000
Residential Furnishings	**10.4%**	8.6%	10.5%
Commercial Fixturing & Components	**5.4**	5.6	11.2
Aluminum Products	**6.4**	5.5	6.7
Industrial Materials	**8.3**	10.6	13.7
Specialized Products	**11.8**	10.1	12.5

Residential Furnishings sales increased 4.1%, or $84 million during 2002, primarily from a 2.8% increase in same location sales. EBIT increased 26%, or $47 million, due in part from higher sales and cost improvement efforts. Sales of upholstered furniture components increased significantly, but these gains were tempered largely by flat sales in bedding and other product categories. Elimination of $8.0 million of goodwill amortization, partial reversal of Canadian lumber duty accruals, reduced bad debt expense, lower energy costs and $1.6 million in lower restructuring costs all contributed to the EBIT improvements. Margin pressure from higher raw material costs in steel, lumber and chemicals partially offset some of these gains.

During 2001, Residential Furnishings sales decreased 4.0%. Same location sales, which were partially offset by acquisitions, decreased 6.1%. EBIT declined $49.2 million, or 21.5%, as soft industry demand and inventory reduction efforts resulted in lower production. The lower plant utilization reduced overhead absorption, yielding lower margins. Also negatively impacting EBIT during 2001 were restructuring charges of $6.5 million.

Commercial Fixturing & Components sales decreased 4.9% during 2002. Incremental sales from recent acquisitions were not able to overcome the 9.5%, or $90 million decline in same location sales. Markets for both store fixtures and office furniture components remain depressed, down approximately 20%-25% from levels seen two years ago. However, the Company has gained market share in its fixture and display businesses, due in part to the financial difficulties of some competitors brought about by the tough conditions the industry has faced over the past 2-1/2 years. EBIT decreased $5 million, or 9%, with the earnings impact from lower same location sales largely offset by $4.0 million in lower restructuring costs, elimination of $9.0 million of goodwill amortization, and cost structure improvements.

During 2001, Commercial Fixturing & Components sales decreased 3.5%, while same location sales, which were partially offset by acquisitions, declined 11.7%. EBIT decreased $56.1 million, or 51.4%, due primarily to lower same location sales and reduced margins, reflecting poor business conditions in the office and contract furniture markets, continued market weakness and reduced fixture purchases in telecom and utility van industries, and plant inefficiencies. Restructuring charges of $8.9 million also negatively impacted EBIT.

Aluminum Products sales increased $28 million, or 6.0%, during 2002. Same location sales increased 8.8% for the year, and averaged 14% growth for the final three quarters of the year. The growth is attributable to Leggett's efforts to gain market share, as market demand did not improve appreciably. The Company also divested three firms during 2002, which will reduce annual revenue in the Aluminum Products segment by about $40 million. These divestures will not have a material impact on earnings. EBIT increased 23%, or $6 million. The earnings gain reflected sales increases, which resulted from significant efforts to gain market share. Cost management efforts, reduced amortization expense of $2.5 million and lower energy costs also benefited EBIT. These improvements were partially offset by restructuring costs of $2.8 million and non-recurring inventory and equipment obsolescence charges. Higher raw material cost and minor impacts from start-up inefficiency associated with new business also reduced EBIT.

During 2001, Aluminum Products sales decreased 15.7%. Same location sales were down 17.2%, and were slightly offset by one acquisition. Reduced die cast component sales reflected weak market demand in a variety of consumer and industrial sectors including telecom, electrical, diesel engine and barbecue grill markets. EBIT decreased

$11.1 million, or 30.4%. The EBIT decrease resulting from declining sales was partially offset by reduced overhead and lower restructuring costs of $2.1 million.

Industrial Materials sales increased 15.9% during 2002, primarily due to acquisitions. Same location sales increased 2.4%. EBIT declined 9%, or $5 million. The majority of the EBIT decline for the year resulted from increased steel prices. These increases began in the second quarter 2002 as a result of tariffs imposed on foreign steel. Steel prices began to stabilize late in the year, and by year-end, the Company was able to pass on the majority of the increases to customers. However, there remains some continued impact on margins. Startup costs associated with a steel rod mill also negatively impacted EBIT. Reduced bad debt expense and elimination of $0.9 million in amortization expenses benefited EBIT slightly.

The Company acquired the rod mill assets of a bankrupt steel company during the year. The rod mill, which became operational in the first quarter of 2003, will supply about half the Company's steel rod needs, improve the consistency and quality of this key raw material, and will help alleviate supply concerns arising from many recent steel company bankruptcies and recently imposed steel tariffs. The rod produced will be consumed by the Company's wire mills. Inter-company sales (at market value) of this steel rod mill should approximate $135-$150 million annually.

In 2001, Industrial Materials sales decreased 2.5%. Same location sales were down 9.9%, and were partially offset by acquisitions. EBIT decreased $18.1 million, or 24.5%, primarily as a result of reduced sales volumes and lower plant utilization.

Specialized Products sales increased 4.3% in 2002, mainly from a 3.9% increase in same location sales. EBIT increased $8 million, or 21%, due to higher automotive sales and elimination of $3.4 million of goodwill amortization, partially offset by reduced sales volume in the machinery group. The strong performance of our automotive businesses is due primarily to additional market penetration and strong demand for lumbar and seat components.

During 2001, Specialized Products sales increased 15.9% due to acquisitions, partially offset by a 2.3% decline in same location sales. EBIT decreased $2.3 million, or 5.5%, due primarily to slowing production and reduced demand in automotive markets and the machinery group, along with changing product mix.

GOODWILL AMORTIZATION

The Financial Accounting Standards Board (FASB) issued Statement No. 142, "Goodwill and Other Intangible Assets" in 2001. Statement No. 142 requires, among other things, that goodwill no longer be amortized to earnings, but instead be tested periodically for impairment. As required, the Company adopted Statement No. 142 on January 1, 2002, and ceased amortization of goodwill. The goodwill amortization change contributed approximately ten cents per share to 2002 annual earnings. Earnings per share, adjusted for FAS No. 142 treatment of goodwill amortization, would have been $1.04 basic and diluted on pro forma net earnings of $207.8 million in 2001 and $1.42 basic and $1.41 diluted on pro forma net earnings of $282.9 million in 2000. See Note C of the Notes to Consolidated Financial Statements for further information on goodwill amortization.

As required by Statement No. 142, the Company tested each of its reporting units for possible goodwill impairment by comparing the estimated fair value of each unit with the related book value. In each case, the estimated fair value exceeded the book value; accordingly, there was no asset impairment.

SEASONALITY

The percent of consolidated net sales by quarter, excluding the impact of acquisitions, is as follows for the last three years:

	2002	2001	2000
First Quarter	**23.8%**	24.9%	24.7%
Second Quarter	**26.0**	24.9	25.4
Third Quarter	**26.2**	26.4	26.1
Fourth Quarter	**24.0**	23.8	23.8
Year	**100.0%**	100.0%	100.0%

The Company does not experience significant seasonality, however, as indicated in the above table, quarter-to-quarter sales is expected to vary in proportion to the total year by up to 3%. The timing of acquisitions and economic factors in any year can distort the underlying seasonality in certain of the Company's businesses. In each of the three years presented, the economic slowdown impacted the Company's various businesses and "normal" seasonality was likely distorted somewhat. Nevertheless, for the Company's businesses in total, the second and third quarters have proportionately greater sales, while the first and fourth quarters are generally lower.

Residential Furnishings and Commercial Fixturing & Components typically have their strongest sales in the second and third quarters. Commercial Fixturing & Components has particularly heavy third quarter sales of its store fixtures products, with the first and fourth quarters generally lower. Aluminum Products sales are proportionately greater in the first two calendar quarters due to its gas barbecue grill business. Industrial Materials sales peak in the third and fourth quarters from wire products used for baling cotton. Specialized Products has relatively little quarter-to-quarter variation in sales, although the automotive business is somewhat heavier in the first two quarters of the year, and somewhat lower in the third quarter, due to model changeovers and plant shutdowns in the automobile industry during the summer.

MAJOR ACCOUNTING POLICIES, ESTIMATES AND OTHER FACTORS INFLUENCING FINANCIAL REPORTING

As more fully disclosed in Note A of the Notes to Consolidated Financial Statements, the Company has adopted numerous accounting policies from among acceptable alternatives, and management must make many critical estimates or assumptions when preparing financial statements. The most critical estimates and assumptions impacting the ongoing operations are as follows: credit losses; costs related to worker's compensation, automobile, product and general liability, property and medical programs; inventory losses from obsolescence; and various assumptions impacting the fair value of the Company's reporting units for goodwill impairment testing under FASB Statement No. 142.

With respect to credit losses, the Company's customers are diverse, but many are small-to-medium size companies and some are highly leveraged. Bankruptcy can occur with some of these customers relatively quickly and with little warning, particularly in the current economic environment, adding to the difficulty in estimating credit losses. Worker's compensation and other program costs may require a long period after the actual loss occurred before the exact amount of the cost is known. Estimates of these costs over that period, which in some cases is several years, will vary from the final amount. The Company carries insurance for individual losses that exceed a certain amount specified for each program. Changing customer specifications, technology, customer bankruptcy and other factors result in inventory losses that are difficult to estimate precisely. At any financial statement date, the impact of these factors on inventory value may not be completely known. The Company's accounting estimates of these costs and losses are based on available actuarial estimates, prior experience and close monitoring of each loss exposure.

FASB Statement No. 142 requires the Company to periodically test for goodwill impairment by estimating the fair value of each reporting unit. The Company has eleven reporting units as defined by FASB Statement No. 142. Major assumptions used in the determination of fair value are future sales growth rates, operating margins, capital expenditures and the discount rate. Except for the discount rate, these assumptions are initiated by the business managers and reviewed by senior management for reasonableness and consistency. Future actual results, however, will vary from these assumptions.

The most significant estimates, other than for ongoing operations, are for exposure to unusual litigation and claims and for the impact of plant restructurings and closings. Accounting periods are impacted by these losses when specific facts are known which affect the loss estimate. The Company has not recorded any significant losses for litigation and claims for 2002-2000, and management is not aware of any significant unrecorded exposures. The Company records restructuring or plant closing losses when specific implementation actions have been approved. No significant income is reflected in the 2002–2000 financial statements for the reversal of restructuring or plant closing losses accrued in a prior period.

Changes in the liabilities, reserves and accruals related to the critical estimates and assumptions made above are regularly reviewed by management with the Company's Audit Committee of the Board of Directors.

NEW FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

During 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, instead of recognizing the liability at the date of an entity's commitment to an exit plan.

The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The impact on the Company will not be different than under EITF No. 94-3 other than in the period in which such exit or disposal costs are recorded. The Company may occasionally rationalize its facility base in the future if compelling savings are evident, or if the economic environment induces such action, and Statement No. 146 would be applied to any such decisions.

During December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company will adopt the prospective transition method permitted by Statements 123 and 148 and begin expensing stock options granted in 2003. Based on current levels, in the first year, implementation of this Statement is expected to reduce earnings by approximately 2 cents per share, and the impact on earnings is expected to grow to approximately 4 cents per share over time.

FORWARD-LOOKING STATEMENTS

This report and other public reports or statements made from time to time by the Company or its management may contain "forward-looking" statements concerning possible future events, objectives, strategies, trends or results. Such statements are identified either by the context in which they appear or by use of words such as "anticipate," "believe," "estimate," "expect," or the like.

Readers are cautioned that any forward-looking statement reflects only the beliefs of the Company or its management at the time the statement is made. In addition, readers should keep in mind that, because all forward-looking statements deal with the future, they are subject to risks, uncertainties and developments which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, the Company does not have and does not undertake any duty to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, forward-looking statements should not be relied upon as a prediction of actual future events, objectives, strategies, trends or results.

It is not possible to anticipate and list all of the risks, uncertainties and developments which may affect the future operations or performance of the Company, or which otherwise may cause actual events or results to differ from forward-looking statements. However, some of these risks and uncertainties include the following: the Company's ability to improve operations and realize cost savings, future growth of acquired companies, competitive and general economic and market conditions and risks, such as the rate of economic growth in the United States, inflation, government regulation, interest rates, taxation, and the like; risks and uncertainties which could affect industries or markets in which the Company participates, such as growth rates and opportunities in those industries, or changes in demand for certain products, etc.; and factors which could impact costs, including but not limited to the availability and pricing of raw materials, the availability of labor and wage rates, and fuel and energy costs.

Report of Independent Accountants

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LEGGETT & PLATT, INCORPORATED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Leggett & Platt, Incorporated and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note C to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

St. Louis, Missouri
January 29, 2003

Consolidated Statements of Earnings

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

Year ended December 31	**2002**	2001	2000
Net sales	**$4,271.8**	$4,113.8	$4,276.3
Cost of goods sold	**3,450.1**	3,296.9	3,364.0
Gross profit	**821.7**	816.9	912.3
Selling and administrative expenses	**394.2**	415.2	391.6
Amortization of excess cost of purchased companies (in 2001 and 2000 only) and other intangibles	**10.2**	39.9	34.1
Other deductions (income), net	**16.7**	10.6	5.8
Earnings before interest and income taxes	**400.6**	351.2	480.8
Interest expense	**42.1**	58.8	66.3
Interest income	**5.0**	4.9	4.1
Earnings before income taxes	**363.5**	297.3	418.6
Income taxes	**130.4**	109.7	154.5
Net earnings	**$ 233.1**	$ 187.6	$ 264.1
Earnings per share			
Basic	**$ 1.17**	$ .94	$ 1.33
Diluted	**$ 1.17**	$ .94	$ 1.32

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

December 31	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 225.0**	$ 187.2
Accounts and notes receivable, less allowance of $19.4 in 2002 and $29.4 in 2001	**569.0**	562.5
Inventories		
Finished goods	**326.8**	308.6
Work in process	**71.1**	74.7
Raw materials and supplies	**237.1**	224.1
LIFO reserve	**(9.3)**	(6.1)
Total inventories	**625.7**	601.3
Other current assets	**68.3**	70.9
Total current assets	**1,488.0**	1,421.9
Property, Plant and Equipment – at cost		
Machinery and equipment	**1,242.1**	1,195.0
Buildings and other	**648.1**	608.5
Land	**62.0**	62.0
Total property, plant and equipment	**1,952.2**	1,865.5
Less accumulated depreciation	**991.5**	903.6
Net property, plant and equipment	**960.7**	961.9
Other Assets		
Excess cost of purchased companies over net assets acquired, less accumulated amortization of $112.2 in 2002 and $111.7 in 2001	**898.0**	879.0
Other intangibles, less accumulated amortization of $46.1 in 2002 and $41.0 in 2001	**36.8**	43.8
Sundry	**117.6**	106.3
Total other assets	**1,052.4**	1,029.1
TOTAL ASSETS	**$3,501.1**	$3,412.9

The accompanying notes are an integral part of these financial statements.

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 181.9**	$ 162.4
Accrued expenses	**201.6**	197.8
Other current liabilities	**214.5**	96.8
Total current liabilities	**598.0**	457.0
Long-Term Debt	**808.6**	977.6
Other Liabilities	**38.2**	47.0
Deferred Income Taxes	**79.4**	64.7
Shareholders' Equity		
Capital stock		
Preferred stock – authorized, 100,000,000 shares; none issued		
Common stock – authorized, 600,000,000 shares of $.01 par value; issued 198,799,543 and 198,797,750 shares in 2002 and 2001, respectively	**2.0**	2.0
Additional contributed capital	**422.9**	419.3
Retained earnings	**1,687.3**	1,552.7
Accumulated other comprehensive income (loss)	**(39.0)**	(55.8)
Less treasury stock – at cost (4,300,923 and 2,499,597 shares in 2002 and 2001, respectively)	**(96.3)**	(51.6)
Total shareholders' equity	**1,976.9**	1,866.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$3,501.1**	$3,412.9

Consolidated Statements of Cash Flows

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions)

Year ended December 31	**2002**	2001	2000
Operating Activities			
Net earnings	**$233.1**	$187.6	$264.1
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation	**154.4**	156.7	139.2
Amortization	**10.2**	39.9	34.1
Deferred income tax expense (benefit)	**17.7**	(19.6)	13.1
Other	**8.1**	(11.7)	(1.8)
Other changes, excluding effects from purchases of companies			
(Increase) decrease in accounts receivable, net	**(.6)**	84.6	(2.7)
(Increase) decrease in inventories	**(24.5)**	84.7	(8.7)
(Increase) decrease in other current assets	**(3.7)**	3.1	(1.7)
Increase in current liabilities	**61.2**	9.2	5.2
Net Cash Provided by Operating Activities	**455.9**	534.5	440.8
Investing Activities			
Additions to property, plant and equipment	**(124.0)**	(128.0)	(169.7)
Purchases of companies, net of cash acquired	**(45.6)**	(95.1)	(252.3)
Other	**23.3**	41.9	(15.2)
Net Cash Used for Investing Activities	**(146.3)**	(181.2)	(437.2)
Financing Activities			
Additions to debt	**15.7**	49.1	398.4
Payments on debt	**(110.7)**	(108.7)	(252.9)
Dividends paid	**(96.3)**	(92.5)	(78.6)
Issuances of common stock	**13.2**	11.9	4.7
Purchases of common stock	**(93.7)**	(63.2)	(53.9)
Other	**—**	—	(4.6)
Net Cash Provided by (Used for) Financing Activities	**(271.8)**	(203.4)	13.1
Increase in Cash and Cash Equivalents	**37.8**	149.9	16.7
Cash and Cash Equivalents – Beginning of Year	**187.2**	37.3	20.6
Cash and Cash Equivalents – End of Year	**$225.0**	$187.2	$ 37.3
Supplemental Information			
Interest paid	**$ 46.8**	$ 65.4	$ 59.5
Income taxes paid	**110.9**	125.5	136.8
Property, plant and equipment acquired through capital leases	**31.9**	3.9	5.0
Liabilities assumed of acquired companies	**2.5**	21.0	123.4
Common stock issued for acquired companies	**—**	1.2	5.3
Common stock issued for employee stock plans	**35.9**	34.6	30.6

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)

Year ended December 31	2002	2001	2000
Common Stock			
Balance, beginning and end of period	**$ 2.0**	$ 2.0	$ 2.0
Additional Contributed Capital			
Balance, beginning of period	**$ 419.3**	$ 423.5	$ 424.8
Common stock issued	**12.6**	10.2	14.3
Treasury stock issued	**(12.8)**	(19.9)	(16.9)
Tax benefit related to stock options	**3.8**	5.5	1.3
Balance, end of period	**$ 422.9**	$ 419.3	$ 423.5
Retained Earnings			
Balance, beginning of period	**$1,552.7**	$1,460.0	$1,278.1
Net earnings	**233.1**	187.6	264.1
Cash dividends declared (per share: 2002 – $.50; 2001 – $.48; 2000 – $.42)	**(98.5)**	(94.9)	(82.2)
Balance, end of period	**$1,687.3**	$1,552.7	$1,460.0
Treasury Stock			
Balance, beginning of period	**$ (51.6)**	$ (46.3)	$ (39.8)
Treasury stock purchased	**(96.7)**	(71.8)	(59.0)
Treasury stock issued	**52.0**	66.5	52.5
Balance, end of period	**$ (96.3)**	$ (51.6)	$ (46.3)
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of period	**$ (55.8)**	$ (45.4)	$ (18.9)
Foreign currency translation adjustment	**16.8**	(10.4)	(26.5)
Balance, end of period	**$ (39.0)**	$ (55.8)	$ (45.4)
Total Shareholders' Equity	**$1,976.9**	$1,866.6	$1,793.8
Comprehensive Income			
Net earnings	**$ 233.1**	$ 187.6	$ 264.1
Foreign currency translation adjustment (net of income tax expense (benefit): 2002 – $3.1; 2001 – $.3; 2000 – ($3.3))	**16.8**	(10.4)	(26.5)
Total Comprehensive Income	**$ 249.9**	$ 177.2	$ 237.6

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Dollar amounts in millions, except per share data)
December 31, 2002, 2001 and 2000

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Leggett & Platt, Incorporated (Leggett & Platt) and its majority-owned subsidiaries (the Company). All intercompany transactions and accounts have been eliminated in consolidation.

CASH EQUIVALENTS: Cash equivalents include cash in excess of daily requirements which is invested in various financial instruments with original maturities of three months or less.

SALES RECOGNITION: The Company primarily recognizes sales upon the shipment of its products. The Company has no significant and unusual price protection or right of return provisions with its customers. Certain aluminum segment customers have fixed pricing for specified quantities of aluminum used in the production process. The Company generally purchases in advance sufficient quantities of aluminum inventory to "hedge" this fixed pricing commitment. Sales allowances and discounts can be reasonably estimated throughout the period and are deducted from sales in arriving at net sales.

INVENTORIES: All inventories are stated at the lower of cost or market. Cost includes materials, labor and production overhead. Cost is determined by the last-in, first-out (LIFO) method for approximately 50% of the inventories at December 31, 2002 and 2001. The first-in, first-out (FIFO) method is principally used for the remainder. The FIFO cost of inventories at December 31, 2002 and 2001 approximated replacement cost.

DEPRECIATION, AMORTIZATION AND ASSET IMPAIRMENT: Property, plant and equipment are depreciated by the straight-line method. The rates of depreciation range from 7% to 25% for machinery and equipment, 3% to 7% for buildings and 12% to 33% for other items. Accelerated methods are used for tax purposes. As required by FASB Statement No. 142, the excess cost of purchased companies over net assets acquired (goodwill) is not being amortized beginning January 1, 2002. The excess cost of purchased companies over net assets acquired prior to July 1, 2001 was amortized by the straight-line method over forty years for 2000 and 2001. Other intangibles are amortized by the straight-line method over their estimated lives. The rates of amortization range from 2.5% to 33%. In accordance with FASB Statement No. 142 and 144, long-lived assets, including intangibles, are evaluated for probable recovery of their carrying amount. Appropriate adjustment, using current market values, estimates of discounted future cash flows and other methods, is made when recovery of the carrying amount is not reasonably assured.

CHANGE IN ACCOUNTING FOR CERTAIN LEASES: As more fully described in the Long-Term Debt note to the financial statements, the accounting for certain leases entered into in 2001 was changed from operating leases to capital leases in 2002. This accounting change was made as a result of amendments to the leases in 2002 and to adopt early the requirements of FASB Interpretation No. 46. The amount of the leases involved in this accounting change is not material to the financial statements.

STOCK-BASED COMPENSATION: The Company applies the intrinsic value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for stock-based compensation plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

CONCENTRATION OF CREDIT RISKS, EXPOSURES AND FINANCIAL INSTRUMENTS: The Company engages in manufacturing, marketing, and distributing engineered products for markets served by the Company as described in Note K. The Company's operations are principally in the United States, although the Company also has manufacturing subsidiaries in Canada, Europe, Mexico, China, Brazil and Australia and marketing and distribution operations in other areas.

The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers, some of which are highly leveraged. The Company maintains allowances for potential credit losses and such losses have generally been within management's expectations.

The Company has no material guarantees or liabilities for product warranties which would require disclosure under FASB Interpretation No. 45.

From time to time, the Company will enter into forward exchange contracts to hedge transactions in foreign currencies and interest rate swaps related to fixed rate debt. The amounts outstanding under the forward contracts are not significant to the Company.

The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments.

OTHER RISKS: The Company obtains insurance for workers' compensation, automobile, product and general liability, property loss and medical claims. However, the Company has elected to retain a significant portion of expected losses through the use of deductibles. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. These estimates utilize the Company's prior experience and actuarial assumptions that are provided by the Company's insurance carriers.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INCOME TAXES: The Company provides for taxes on undistributed earnings of foreign subsidiaries where appropriate. The tax effect of most distributions would be significantly offset by available foreign tax credits.

FOREIGN CURRENCY TRANSLATION: The functional currency for most foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in comprehensive income. Foreign entities whose functional currency is the U.S. dollar are not significant.

RECLASSIFICATION OF SHIPPING & HANDLING EXPENSES TO COST OF GOODS SOLD: The Company has identified a peer group of publicly held diversified manufacturing companies to act as a benchmark for the Company's performance. To facilitate comparison with this peer group, the Company has reclassified shipping and handling expenses to cost of goods sold on the Statement of Earnings. All of the peer group companies classify similar expenses in cost of goods sold. This reclassification was made beginning in the first quarter 2002, and shipping and handling expenses for all prior periods have been similarly reclassified. This reclassification had no impact on EBIT, pre-tax earnings or net earnings.

(B) ACQUISITIONS

During 2002, the Company acquired seven businesses in transactions accounted for as purchases. Purchase acquisitions required the use of $45.6 in cash, net of cash acquired. These amounts include additional consideration of $6.9 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $12.4 of which $11.4 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the industrial materials and residential furnishings markets, as well as the other markets the Company serves.

The unaudited pro forma consolidated net sales for the years ended December 31, 2002 and 2001 as though the 2002 acquisitions had occurred on January 1 of each year presented were $4,310.6 and $4,199.9, respectively. The unaudited pro forma consolidated net earnings and earnings per share are not materially different from the amounts reflected in the accompanying financial statements. These pro forma amounts are not necessarily indicative of either results of operations that would have occurred had the purchases been made on January 1 of each year or of future results of the combined companies.

In addition to the seven acquisitions noted above, the Company also acquired the assets of a rod mill from a bankrupt steel company. The cost to acquire and refurbish this rod mill is included in expenditures for property, plant and equipment.

During 2001, the Company acquired 10 businesses in transactions accounted for as purchases. Purchase acquisitions required the use of $95.1 in cash, net of cash acquired, and 61,026 shares of common stock valued at $1.2. These amounts include additional consideration of $13.7 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $64.3 of which $43.2 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the commercial fixturing and components and industrial materials markets, as well as the other markets the Company serves.

During 2000, the Company acquired 21 businesses in transactions accounted for as purchases. Purchase acquisitions required the use of $252.3 in cash, net of cash acquired, and 268,791 shares or share equivalents of common stock valued at $5.3. These amounts include additional consideration of $9.4 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $166.6 of which $127.0 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the commercial fixturing and components and specialized products markets, as well as the other markets the Company serves.

The results of operations of the above acquired companies have been included in the consolidated financial statements since the dates of acquisition. The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired Company's results of operations exceed certain targeted levels. Such additional consideration may be paid in cash or shares of the

Company's common stock, and is recorded when earned as additional purchase price. The maximum amount of additional consideration remaining at December 31, 2002 is approximately $31 and will be payable, if earned, through 2005.

(C) GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows:

	Residential Furnishings	Commercial Fixturing & Components	Aluminum Products	Industrial Materials	Specialized Products	Total
Balance as of January 1, 2001	$286.5	$325.9	$85.0	$25.0	$123.6	$846.0
Goodwill acquired during year	6.6	39.7	4.0	5.1	8.9	64.3
Amortization expense	(8.0)	(9.0)	(2.5)	(.9)	(3.4)	(23.8)
Goodwill written off related to sale or closure of facilities	(1.5)	(2.7)	—	—	—	(4.2)
Foreign currency translation adjustment/ other	(1.1)	(2.2)	—	.1	(.1)	(3.3)
Balance as of December 31, 2001	282.5	351.7	86.5	29.3	129.0	879.0
Goodwill acquired during year	3.4	1.7	—	—	7.3	12.4
Goodwill written off related to sale of facilities	—	—	(3.2)	—	—	(3.2)
Foreign currency translation adjustment/ other	3.7	.4	—	.3	5.4	9.8
Balance as of December 31, 2002	**$289.6**	**$353.8**	**$83.3**	**$29.6**	**$141.7**	**$898.0**

Net earnings adjusted to exclude goodwill amortization expense are as follows:

Year Ended December 31	2002	2001	2000
Net earnings			
Reported net earnings	**$233.1**	$187.6	$264.1
Add back: goodwill amortization (net of tax)	—	20.2	18.8
Adjusted net earnings	**$233.1**	$207.8	$282.9

Basic and diluted earnings per share adjusted to exclude goodwill amortization expense is as follows:

Year Ended December 31	2002	2001	2000
Basic earnings per share			
As reported	**$1.17**	$ .94	$1.33
Goodwill amortization	—	.10	.09
As adjusted	**$1.17**	$1.04	$1.42
Diluted earnings per share			
As reported	**$1.17**	$ .94	$1.32
Goodwill amortization	—	.10	.09
As adjusted	**$1.17**	$1.04	$1.41

The gross carrying amount and accumulated amortization by major intangible asset class is as follows:

December 31	2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Non-compete agreements	**$26.2**	**$17.6**	$27.7	$15.6
Patents	**24.7**	**6.9**	24.3	6.6
Deferred financing and other costs	**32.0**	**21.6**	32.8	18.8
	$82.9	**$46.1**	$84.8	$41.0

Aggregate amortization expense for other intangible assets was $10.2 and $11.9 for the years ended December 31, 2002 and 2001, respectively.

Estimated amortization expense for each of the five years following 2002 is as follows:

Year ended December 31	
2003	$8.2
2004	5.7
2005	3.5
2006	2.4
2007	1.8

Intangible assets acquired during 2002 are as follows:

	Gross Carrying Amount	Weighted Average Amortization Period In Years
Non-compete agreements	**$1.9**	**4.0**
Patents	**1.6**	**11.1**
Other	**.8**	**2.6**
	$4.3	**5.4**

(D) EARNINGS PER SHARE

Basic and diluted earnings per share were calculated as follows:

	2002	2001	2000
Basic			
Weighted average shares outstanding, including shares issuable for little or no cash	**198,971,465**	199,457,481	198,986,619
Net earnings	**$233.1**	$187.6	$264.1
Earnings per share	**$ 1.17**	$ .94	$ 1.33
Diluted			
Weighted average shares outstanding, including shares issuable for little or no cash	**198,971,465**	199,457,481	198,986,619
Additional dilutive shares principally from the assumed exercise of outstanding stock options	**823,730**	977,404	1,401,516
	199,795,195	200,434,885	200,388,135
Net earnings	**$233.1**	$187.6	$264.1
Earnings per share	**$ 1.17**	$ .94	$ 1.32

(E) SUPPLEMENTAL BALANCE SHEET INFORMATION

Sundry assets, accrued expenses, and other current liabilities at December 31 consist of the following:

	2002	2001
Sundry assets		
Market value of interest rate swaps	**$ 48.8**	$ 38.1
Prepaid pension costs	**40.3**	37.6
Other	**28.5**	30.6
	$117.6	$106.3
Accrued expenses		
Wages and commissions payable	**$ 56.1**	$ 46.7
Workers' compensation, medical, auto and product liability insurance	**44.6**	43.7
Sales promotions	**26.2**	24.3
Income taxes	**5.5**	11.5
Other	**69.2**	71.6
	$201.6	$197.8
Other current liabilities		
Current maturities of long-term debt	**$127.7**	$ 5.8
Outstanding checks in excess of book balances	**46.5**	51.3
Dividends payable	**25.0**	23.3
Other	**15.3**	16.4
	$214.5	$ 96.8

(F) LONG-TERM DEBT

Long-term debt, weighted average interest rates and due dates at December 31 are as follows:

	2002	2001
Medium-term notes, average interest rates of 4.3% for 2002 and 4.8% for 2001, due dates through 2009	**$770.0**	$845.0
Market value adjustment related to medium-term notes' interest rate swaps	**48.8**	38.1
Industrial development bonds, principally variable interest rates of 2.1% and 2.4% for 2002 and 2001, respectively, due dates through 2030	**43.5**	46.8
Capitalized leases	**39.7**	8.8
Other, partially secured	**34.3**	44.7
	936.3	983.4
Less current maturities	**127.7**	5.8
	$808.6	$977.6

The Company had interest rate swap agreements on $364 of its fixed-rate medium-term notes at December 31, 2002 and 2001, respectively. These swap agreements, which convert fixed rate debt to variable rate debt, contain the same payment dates as the original issues, and are used by the Company to manage the fixed/variable interest rate mix of its debt portfolio. In accordance with FASB Statement No. 133, the market value of these swaps is shown as an adjustment of the corresponding debt's market value in the preceding table. Other assets include the corresponding market value of the interest rate swaps.

At December 31, 2002, the revolving credit agreements provided for a maximum line of credit of $339.5. For any revolving credit agreement, the Company may elect to pay interest based on 1) the bank's base lending rate, 2) LIBOR, 3) an adjusted certificate of deposit rate, or 4) the money market rate, as specified in the revolving credit agreements. Agreement amounts of $106.5 will terminate August 23, 2003; $20.0 will terminate July 31, 2004 and $213.0 will terminate July 31, 2007, at which time any outstanding balances will become due. There were no amounts outstanding under the revolving credit agreements at December 31, 2002.

The Company in the past intended to refinance all current maturities of medium-term notes and commercial paper on a long-term basis. With the Company's current strong cash position, current maturities of such debt will likely be paid and not replaced until the need for additional debt arises. Accordingly, an additional $124.4 of such current maturities were included in current liabilities as of December 31, 2002.

During 2002, the Company recorded as capital leases $30.5 for aircraft and machinery, which leases were formerly synthetic lease arrangements (i.e., operating leases for accounting purposes) that were entered into during the last half of 2001. Amendments to these leases and the early adoption of FASB Interpretation No. 46 resulted in the change in accounting for these leases.

The revolving credit agreements and certain other long-term debt contain restrictive covenants which, among other restrictions, limit the amount of additional debt and require net earnings to meet or exceed specified levels of funded debt.

Maturities of long-term debt for each of the five years following 2002 are:

Year ended December 31	
2003	$127.7
2004	119.9
2005	391.5
2006	78.2
2007	28.1

(G) LEASE OBLIGATIONS

The Company conducts certain operations in leased premises and also leases most of its automotive and trucking equipment and some other assets. Terms of the leases, including purchase options, renewals and maintenance costs, vary by lease.

Total rental expense entering into the determination of results of operations was $49.9, $47.3 and $42.8 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum rental commitments for all long-term noncancelable operating leases are as follows:

Year ended December 31	
2003	$28.7
2004	21.0
2005	15.2
2006	10.0
2007	7.1
Later years	8.4
	$90.4

The above lease obligations expire at various dates through 2012. Certain leases contain renewal and/or purchase options. Aggregate rental commitments above include renewal amounts where it is the intention of the Company to renew the lease. As more fully described in the Long-Term Debt note to the financial statements, the accounting for certain leases entered into in 2001 was changed from operating leases to capital leases in 2002.

(H) CAPITAL STOCK

STOCK ACTIVITY

Activity in the Company's stock accounts for each of the three years ended December 31 is as follows:

	Common Stock	Treasury Stock
Balance, January 1, 2000	198,727,750	(1,847,456)
Shares issued	50,000	2,722,437
Treasury stock purchased	—	(3,555,532)
Balance, December 31, 2000	198,777,750	(2,680,551)
Shares issued	20,000	3,607,684
Treasury stock purchased	—	(3,426,730)
Balance, December 31, 2001	198,797,750	(2,499,597)
Shares issued	1,793	2,344,708
Treasury stock purchased	—	(4,146,034)
Balance, December 31, 2002	**198,799,543**	**(4,300,923)**

The Company issues shares for employee stock plans and acquisitions. The Company purchases its common stock to meet the requirements of the employee stock purchase and incentive plans, to replace shares issued in purchase acquisitions and to satisfy contractual obligations. The Company will also receive shares in stock option exercises.

STOCK OPTIONS

At December 31, 2002, the Company had 16,341,719 common shares authorized for issuance under stock option plans. Generally, options become exercisable in varying installments, beginning 6 to 18 months after the date of grant, have a maximum term of 10 years, and are issued with exercise prices at market. However, the Company grants below market options under a deferred compensation program. This program allows senior managers to receive stock options in lieu of cash salary and bonuses. These options include a discount feature which does not exceed 15% and have a term of fifteen years.

A summary of the Company's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding at January 1, 2000	11,318,681	$12.67
Granted	1,196,574	8.13
Exercised	(947,773)	8.78
Forfeited	(302,173)	17.77
Outstanding at December 31, 2000	11,265,309	12.38
Granted	2,010,031	15.22
Exercised	(2,622,995)	9.93
Forfeited	(732,591)	14.15
Outstanding at December 31, 2001	9,919,754	13.48
Granted	1,690,923	19.39
Exercised	(1,303,610)	12.27
Forfeited	(255,340)	19.03
Outstanding at December 31, 2002	**10,051,727**	**$14.49**
Options exercisable at		
December 31, 2002	**7,051,541**	**$12.73**
December 31, 2001	5,604,070	12.84
December 31, 2000	6,999,358	10.50

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life In Years	Weighted-Average Exercise Price
$ .01 - $ 5.00	3,181,457	11.2	$ 2.47
5.01 - 12.00	—	—	—
12.01 - 18.00	1,686,191	7.6	17.33
18.01 - 26.00	5,184,079	6.7	20.94
$ .01 - $26.00	10,051,727	8.3	$14.49

Options Exercisable		
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ .01 - $ 5.00	2,881,332	$ 2.27
5.01 - 12.00	—	—
12.01 - 18.00	644,758	17.04
18.01 - 26.00	3,525,451	20.49
$ .01 - $26.00	7,051,541	$12.73

The Company's pro forma net income and pro forma earnings per share, with related assumptions, are disclosed in the following table. Prior years assumptions and fair values have been restated to conform to the current year presentation. This information is presented as if compensation cost for the Company's stock-based compensation plans had been determined based on the estimated fair value of the options at the grant dates, consistent with the method prescribed by FASB Statement No. 123. Also disclosed are the weighted-average fair value and exercise price of options granted during the last three years.

	2002	2001	2000
Net earnings – as reported	**$233.1**	$187.6	$264.1
Earnings per share – as reported			
Basic	**1.17**	.94	1.33
Diluted	**1.17**	.94	1.32
Stock based compensation cost, net of taxes, included in net earnings as reported	**4.9**	5.9	7.1
Stock based compensation cost, net of taxes, if the fair value based method had been applied to all awards	**11.1**	12.4	12.1
Pro forma net earnings	**226.9**	181.1	259.1
Pro forma earnings per share			
Basic	**1.14**	.91	1.30
Diluted	**1.14**	.90	1.29
Weighted-average fair value of options:			
Granted at market price	**4.92**	4.20	4.48
Granted below market price	**11.53**	11.70	8.05
Weighted-average exercise price of options:			
Granted at market price	**22.28**	17.75	17.56
Granted below market price	**4.48**	4.22	3.22
Principal assumptions			
Risk-free interest rate	**3.9%**	4.9%	5.7%
Expected life in years	**5.9**	5.8	7.4
Expected volatility (over expected life)	**28.7%**	29.2%	25.6%
Expected dividend yield (over expected life)	**3.4%**	3.4%	4.0%

The Company also has authorized shares for issuance in connection with certain employee stock benefit plans discussed in Note I.

PAR VALUE AMENDMENT

In 1993, the Company's shareholders approved an amendment to the Company's Restated Articles of Incorporation reducing the par value of Common Stock to $.01 from $1. The amendment provided that the stated capital of the Company would not be affected as of the date of the amendment. Accordingly, stated capital of the Company exceeds the amount reported as common stock in the financial statements by approximately $39.

SHAREHOLDER PROTECTION RIGHTS PLAN

In 1989, the Company declared a dividend distribution of one preferred stock purchase right (a Right) for each share of common stock. The Rights were attached to and traded with the Company's common stock. The Rights became exercisable only under certain circumstances involving actual or potential acquisitions of the Company's common stock. The Rights currently remain in existence until February 2009, unless they are exercised, exchanged or redeemed at an earlier date. Depending upon the circumstances, if these Rights become exercisable, the holder may be entitled to purchase shares of Series A junior preferred stock of the Company, shares of the Company's common stock or shares of common stock of the acquiring entity.

(I) EMPLOYEE BENEFIT PLANS

The following table provides information at December 31 as to the Company's sponsored domestic defined benefit pension plans. The Company's foreign defined benefit pension plans are not significant individually or in the aggregate.

	2002	2001	2000
Change in Benefit Obligation			
Benefit obligation, beginning of period	**$118.1**	$110.3	$102.1
Service cost	**3.5**	3.1	3.3
Interest cost	**7.2**	6.4	5.9
Plan participants' contributions	**5.3**	5.0	4.8
Actuarial (gains) losses	**1.8**	—	(6.6)
Benefits paid	**(6.5)**	(6.7)	(6.6)
Plan amendments and acquisitions	**4.3**	—	7.4
Benefit obligation, end of period	**133.7**	118.1	110.3
Change in Plan Assets			
Fair value of plan assets, beginning of period	**158.2**	181.0	154.6
Actual return on plan assets	**(16.0)**	(21.5)	23.8
Employer contributions	**.5**	.4	—
Plan participants' contributions	**5.3**	5.0	4.8
Benefits paid	**(6.5)**	(6.7)	(6.6)
Plan amendments and acquisitions	**—**	—	4.4
Fair value of plan assets, end of period	**141.5**	158.2	181.0
Plan Assets in Excess of Benefit Obligations	**7.8**	40.1	70.7
Unrecognized net actuarial (gains) losses	**28.7**	(2.3)	(40.2)
Unrecognized net transition asset	**—**	—	(.3)
Unrecognized prior service cost	**3.8**	(.2)	(.2)
Prepaid pension cost	**$ 40.3**	$ 37.6	$ 30.0
Components of Net Pension Income			
Service cost	**$ (3.5)**	$ (3.1)	$ (3.3)
Interest cost	**(7.2)**	(6.4)	(5.8)
Expected return on plan assets	**13.0**	14.5	12.2
Amortization of net transition asset	**(.3)**	.3	.3
Recognized net actuarial gain	**.2**	1.9	.9
Net pension income	**$ 2.2**	$ 7.2	$ 4.3
Weighted Average Assumptions			
Discount rate	**6.00%**	6.00%	6.00%
Expected return on plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**4.50%**	4.40%	4.50%

The fair value of plan assets exceeds the benefit obligation for the Company's defined benefit plans. However, certain plans have accumulated benefit obligations in excess of plans assets at December 31, 2002. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these underfunded plans were $31.0, $30.2 and $26.3, respectively as of December 31, 2002.

Plan assets are invested in a diversified portfolio of equity, debt and government securities, including 776,000 shares of the Company's common stock at December 31, 2002.

Contributions to union sponsored, defined benefit, multi-employer pension plans were less than $1 in 2002, 2001 and 2000. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. As of 2002, the actuarially computed values of vested benefits for these plans were primarily equal to or less than the net assets of the plans. Therefore, the Company would have no material withdrawal liability. However, the Company has no present intention of withdrawing from any of these plans, nor has the Company been informed that there is any intention to terminate such plans.

Net pension (income) expense, including Company sponsored defined benefit plans, multiemployer plans and other plans, was $4.2, $(.8) and $2.2 in 2002, 2001 and 2000, respectively.

The Company has a Stock Bonus Plan (SBP), which is an Employee Stock Ownership Plan, a nonqualified Executive Stock Unit Program (ESUP) and a Discount Stock Plan (DSP). The SBP and the ESUP provide Company pre-tax contributions of 50% of the amount of employee contributions. Contributions to the ESUP are invested in stock units at 85% of the market price. In addition, the Company matches its contributions when certain profitability levels, as defined in the SBP and the ESUP, have been attained. Prior to January 1, 2002, the Company had plans similar to the SBP and ESUP. The Company's total contributions to these plans were $7.8, $8.3 and $9.7 for 2002, 2001 and 2000, respectively.

Under the DSP, eligible employees may purchase a maximum of 19,000,000 shares of Company common stock. The purchase price per share is 85% of the closing market price on the last business day of each month. Shares purchased under the DSP were 759,938 in 2002, 1,052,938 in 2001, and 1,287,437 in 2000. Purchase prices ranged from $13 to $22 per share. Since inception of the DSP in 1982, a total of 17,227,535 shares have been purchased by employees.

(J) INCOME TAXES

The components of earnings before income taxes are as follows:

Year ended December 31	2002	2001	2000
Domestic	**$284.8**	$261.0	$342.3
Foreign	**78.7**	36.3	76.3
	$363.5	$297.3	$418.6

Income tax expense is comprised of the following components:

Year ended December 31	2002	2001	2000
Current			
Federal	**$ 78.2**	$100.9	$106.7
State and local	**7.3**	8.8	5.6
Foreign	**27.2**	19.6	29.1
	112.7	129.3	141.4
Deferred			
Federal	**15.1**	(9.6)	12.0
State and local	**3.4**	(1.4)	6.3
Foreign	**(.8)**	(8.6)	(5.2)
	17.7	(19.6)	13.1
	$130.4	$109.7	$154.5

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to deferred tax assets or liabilities are as follows:

December 31	2002	2001
Property, plant and equipment	**$(78.8)**	$(72.2)
Accrued expenses	**66.4**	63.0
Net operating loss and foreign tax credit carryforwards	**39.1**	35.9
Prepaid pension cost	**(16.6)**	(15.4)
Intangible assets	**(25.0)**	(13.9)
Valuation allowance	**(22.5)**	(13.7)
Other, net	**(21.4)**	(23.4)
	$(58.8)	$(39.7)

The valuation allowance primarily relates to state and foreign operating loss carryforwards and foreign tax credit carryforwards for which utilization is uncertain. Cumulative tax losses in certain state and foreign jurisdictions during recent years, and limited carryforward periods in certain jurisdictions were factors considered in determining the valuation allowance.

No significant amount of these carryforwards expire in any one year, but the principal amount of the carryforwards expire in various years after 2005.

Deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

December 31	2002	2001
Other current assets	**$ 20.6**	$ 25.0
Deferred income taxes	**(79.4)**	(64.7)
	$(58.8)	$(39.7)

Income tax expense, as a percentage of earnings before income taxes, differs from the statutory federal income tax rate as follows:

Year ended December 31	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Effect of nondeductible goodwill amortization or write-off on federal statutory rate	**.2**	1.3	1.1
Increases in rate resulting primarily from state and other jurisdictions	**.7**	.6	.8
Effective tax rate	**35.9%**	36.9%	36.9%

(K) SEGMENT INFORMATION

Reportable segments are primarily based upon the Company's management organizational structure. This structure is generally focused on broad end-user markets for the Company's diversified products. Residential Furnishings derives its revenues from components for bedding, furniture and other furnishings, as well as related consumer products. Commercial Fixturing & Components derives its revenues from retail store fixtures, displays, storage, material handling systems, components for office and institutional furnishings, and plastic components. Commercial Fixturing & Components was previously called Commercial Furnishings and includes all operations previously reported as part of the prior Commercial Furnishings segment. The Aluminum Products revenues are derived from die castings, custom tooling, secondary machining and coating, and smelting of aluminum ingot. The Company sold one smelting facility in 2001 and the remaining smelting operation was sold in 2002. Industrial Materials derives its revenues from drawn steel wire, specialty wire products and welded steel tubing sold to trade customers as well as other segments. Specialized Products is a combination of non-reportable segments which derive their revenues from machinery, manufacturing equipment, automotive seating suspensions, control cable systems and lumbar supports for automotive, office and residential applications.

The accounting principles used in the preparation of the segment information are the same as used for the consolidated financial statements, except that the segment assets and income reflect the FIFO basis of accounting for inventory. Certain inventories are accounted for using the LIFO basis in

Notes to Consolidated Financial Statements *(continued)*

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

the consolidated financial statements. The Company evaluates performance based on earnings from operations before interest and income taxes (EBIT). Intersegment sales are made primarily at prices that approximate market-based selling prices. Centrally incurred costs are allocated to the segments based on estimates of services used by the segment. Certain general and administrative costs of the Company are allocated to the segments based on sales. Asset information for the segments includes only inventory, trade receivables, net property, plant and equipment and unamortized purchased intangibles. These segment assets are reflected in the segment information at their estimated average for the year. Acquired companies' long-lived assets as disclosed include property, plant and equipment, goodwill and other intangibles, and long-term assets. Centrally incurred costs and allocated general and administrative costs include depreciation and other costs related to assets that are not allocated or otherwise included in the segment assets. Prior years' segment results have been restated due to a change in organizational structure and to conform to the current presentation. The impact of restatement of prior years is not significant.

Summarized financial information concerning the Company's reportable segments is shown in the following tables:

Year ended December 31	External Sales	Inter-Segment Sales	Total Sales	EBIT
2002				
Residential Furnishings	**$2,151.4**	**$ 13.5**	**$2,164.9**	**$225.8**
Commercial Fixturing & Components	**892.6**	**6.0**	**898.6**	**48.4**
Aluminum Products	**472.7**	**14.6**	**487.3**	**31.3**
Industrial Materials	**395.6**	**215.6**	**611.2**	**51.0**
Specialized Products	**359.5**	**47.7**	**407.2**	**48.0**
Intersegment eliminations				**(0.7)**
Adjustment to LIFO method				**(3.2)**
	$4,271.8	**$297.4**	**$4,569.2**	**$400.6**
2001				
Residential Furnishings	$2,068.8	$ 11.8	$2,080.6	$179.3
Commercial Fixturing & Components	940.7	3.9	944.6	53.1
Aluminum Products	444.4	15.2	459.6	25.4
Industrial Materials	318.9	208.5	527.4	55.8
Specialized Products	341.0	49.3	390.3	39.6
Intersegment eliminations				(5.5)
Adjustment to LIFO method				3.5
	$4,113.8	$288.7	$4,402.5	$351.2
2000				
Residential Furnishings	$2,154.8	$ 12.9	$2,167.7	$228.5
Commercial Fixturing & Components	974.5	4.0	978.5	109.2
Aluminum Products	529.0	16.5	545.5	36.5
Industrial Materials	326.9	214.0	540.9	73.9
Specialized Products	291.1	45.6	336.7	41.9
Intersegment eliminations				(5.0)
Adjustment to LIFO method				(4.2)
	$4,276.3	$293.0	$4,569.3	$480.8

Year ended December 31	Assets	Additions to Property, Plant and Equipment	Acquired Companies' Long-Lived Assets	Depreciation and Amortization
2002				
Residential Furnishings	**$1,257.6**	**$ 45.0**	**$ 8.1**	**$ 69.7**
Commercial Fixturing & Components	**882.4**	**11.1**	**2.9**	**31.5**
Aluminum Products	**409.8**	**19.4**	**—**	**23.9**
Industrial Materials	**269.9**	**26.5**	**6.5**	**17.4**
Specialized Products	**361.8**	**16.1**	**7.9**	**14.2**
Unallocated assets	**425.4**	**5.9**	**—**	**7.9**
Adjustment to year-end vs. average assets	**(105.8)**			
	$3,501.1	**$124.0**	**$ 25.4**	**$164.6**
2001				
Residential Furnishings	$1,233.9	$ 73.0	$ 11.9	$ 81.5
Commercial Fixturing & Components	944.2	15.3	53.8	49.7
Aluminum Products	437.4	10.6	3.3	24.8
Industrial Materials	260.2	6.1	5.2	15.9
Specialized Products	340.4	11.9	7.1	16.4
Unallocated assets	336.1	11.1	—	8.3
Adjustment to year-end vs. average assets	(139.3)			
	$3,412.9	$128.0	$ 81.3	$196.6
2000				
Residential Furnishings	$1,236.0	$ 74.2	$ 34.4	$ 68.0
Commercial Fixturing & Components	892.4	30.9	108.8	41.7
Aluminum Products	478.7	29.2	4.1	24.2
Industrial Materials	269.0	9.4	27.1	14.7
Specialized Products	323.6	11.5	78.8	14.8
Unallocated assets	242.6	14.5	—	9.9
Adjustment to year-end vs. average assets	(69.1)			
	$3,373.2	$169.7	$253.2	$173.3

Revenues from external customers, by product line, are as follows:

Year ended December 31	**2002**	2001	2000
Residential Furnishings			
Bedding components	**$ 798.5**	$ 777.3	$ 802.0
Residential furniture components	**720.3**	675.5	714.7
Finished & consumer products	**544.0**	533.0	548.8
Other residential furnishings products	**88.6**	83.0	89.3
	2,151.4	2,068.8	2,154.8
Commercial Fixturing & Components			
Store displays, fixtures & storage products	**654.4**	707.1	706.1
Office furnishings & plastic components	**238.2**	233.6	268.4
	892.6	940.7	974.5

Year ended December 31	2002	2001	2000
Aluminum Products			
Die cast products	**420.7**	369.7	446.3
Smelter, tool & die operations	**52.0**	74.7	82.7
	472.7	444.4	529.0
Industrial Materials			
Wire, wire products & steel tubing	**395.6**	318.9	326.9
Specialized Products			
Automotive products & specialized machinery	**359.5**	341.0	291.1
	$4,271.8	$4,113.8	$4,276.3

The Company's operations outside of the United States are principally in Canada, Europe and Mexico. The geographic information that follows regarding sales is based on the area of manufacture.

Year ended December 31	2002	2001	2000
External sales			
United States	**$3,489.7**	$3,421.1	$3,675.6
Canada	**348.5**	324.9	317.4
Europe	**268.2**	237.0	190.5
Mexico	**129.1**	102.3	67.5
Other foreign	**36.3**	28.5	25.3
	$4,271.8	$4,113.8	$4,276.3
Long-lived assets			
United States	**$1,591.1**	$1,591.5	$1,593.3
Canada	**163.8**	159.8	156.8
Europe	**175.6**	151.2	123.6
Mexico	**60.0**	66.7	59.9
Other foreign	**22.6**	21.8	34.3
	$2,013.1	$1,991.0	$1,967.9

(L) CONTINGENCIES

The Company is involved in various legal proceedings including matters which involve claims against the Company under employment, intellectual property, environmental and other laws. When it appears probable in management's judgement that the Company will incur monetary damages or other costs in connection with claims and proceedings, and the costs can be reasonably estimated, appropriate liabilities are recorded in the financial statements and charges are made against earnings. No claim or proceeding has resulted in a material charge against earnings, nor are the total liabilities recorded material to the Company's financial position. While the results of any ultimate resolution cannot be predicted, management believes the possibility of a material adverse effect on the Company's consolidated financial position, results of operations and cash flows from claims and proceedings is remote.

(M) RESTRUCTURING ACTIVITY

Over the last three years, the Company has sold, consolidated or shut down several facilities, none of which actions (generically referred to as "restructurings") individually resulted in a material charge to earnings. These restructurings have had the following impact on the Company's financial statements:

Year ended December 31	2002	2001	2000
Charged to cost of goods sold			
Inventory write-downs associated with facility restructurings	**$ 1.6**	$ 2.4	$2.4
Charged to other deductions (income), net			
Write-downs of property, plant and equipment	**$ 9.3**	$ 5.4	$2.4
Write-off of goodwill	**3.2**	4.2	—
Severance and other restructuring costs, net of miscellaneous proceeds	**.8**	6.0	3.8
	$13.3	$15.6	$6.2
Restructuring reserves (liabilities) at year-end	**$ 3.6**	$ 8.6	$4.9

Adjustments of previously established reserves (liabilities) for restructurings have been negligible for 2002-2000. Net sales for the 12-month period prior to divesture for businesses divested and sold were $40 in 2002 and $30 in 2001. The earnings impact from these divested businesses is not material.

Disclosures About Market Risk

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Unaudited)
(Dollar amounts in millions)

INTEREST RATE

The table below provides information about the Company's debt obligations sensitive to changes in interest rates. The Company has no other significant financial instruments sensitive to changes in interest rates. The Company has not typically in the past used derivative financial instruments to hedge its exposure to interest rate changes. However, during 2000, $350 of 7.65% fixed rate debt maturing in February 2005 and, in 1999, $14 of 6.90% fixed rate debt maturing in June 2004 were issued and converted to variable rate debt by use of interest rate swap agreements. These swap agreements, which contain the same payment dates as the original issues, are used primarily by the Company to manage the fixed/variable interest rate mix of its debt portfolio, and are included as variable rate debt in the table below. In March 2003, the Company sold its rights under the $350 interest rate swap agreement for $40. Substantially all of the debt shown in the table below is denominated in United States dollars. The fair value of fixed rate debt was greater than its carrying value by $32.1 and $13.8 at December 31, 2002, and 2001, respectively. The fair value of the fixed rate debt was calculated using the U.S. Treasury Bond rate as of December 31, 2002 and December 31, 2001 for similar remaining maturities, plus an estimated "spread" over such Treasury securities representing the Company's interest costs under its medium-term note program. The fair value of variable rate debt is not significantly different from its recorded amount.

Long-term debt	Scheduled Maturity Date							
as of December 31,	2003	2004	2005	2006	2007	Thereafter	**2002**	2001
Principal fixed rate debt	$114.5	$100.0	$ 25.0	$75.0	$25.0	$95.2	**$434.7**	$506.2
Average interest rate	6.27%	6.98%	7.00%	7.12%	7.40%	5.88%	**6.60%**	6.73%
Principal variable rate debt	2.3	14.5	350.5	—	2.0	29.5	**398.8**	402.2
Average interest rate	1.59%	2.08%	1.57%	—	1.65%	1.62%	**1.59%**	2.17%
Miscellaneous debt*							**102.8**	75.0
Total debt							**936.3**	983.4
Less: current maturities							**(127.7)**	(5.8)
Total long-term debt							**$808.6**	$977.6

** Miscellaneous debt includes $48.8 in 2002 and $38.1 in 2001 of market adjustments resulting from the interest rate swap agreements discussed above.*

EXCHANGE RATE

The Company has not typically hedged foreign currency exposures related to transactions denominated in other than its functional currencies, although such transactions have not been material in the past. The Company may occasionally hedge firm commitments, other fixed expenses or amounts due in foreign currencies related to its acquisition program. The decision by management to hedge any such transactions is made on a case-by-case basis. The amount of forward contracts outstanding at December 31, 2002 was approximately $1.9 ($1.6 pay British Pounds/ receive USD; $.3 pay Euro/ receive USD) and the highest amount during 2002 was approximately $6 ($5 pay USD/ receive Canadian; $1 pay Euro/ receive USD).

The Company views its investment in foreign subsidiaries as a long-term commitment, and does not hedge any translation exposures. The investment in a foreign subsidiary may take the form of either permanent capital or notes.

The Company's net investment in foreign subsidiaries subject to translation exposure at December 31 is as follows:

Functional Currency	**2002**	2001
Canadian Dollar	**$211.6**	$208.2
European Currencies	**221.9**	172.2
Mexican Peso	**60.5**	51.2
Other	**33.4**	28.4
	$527.4	$460.0

COMMODITY PRICE

The Company does not generally use derivative commodity instruments to hedge its exposures to changes in commodity prices. The principal commodity price exposure is aluminum, of which the Company had an estimated $36 and $46 (at cost) in inventory at December 31, 2002 and 2001, respectively. The Company has purchasing arrangements with customers to mitigate its exposure to aluminum price changes. No other commodity exposures are significant to the Company.

Quarterly Summary of Earnings

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Unaudited)
(Dollar amounts in millions, except per share data)

Year ended December 31	First	Second	Third	Fourth	Total
2002					
Net sales	**$1,022.7**	**$1,115.3**	**$1,121.2**	**$1,012.6**	**$4,271.8**
Gross profit	**199.1**	**229.1**	**211.3**	**182.2**	**821.7**
Earnings before income taxes	**87.4**	**109.4**	**91.0**	**75.7**	**363.5**
Net earnings	**56.2**	**70.3**	**57.7**	**48.9**	**233.1**
Earnings per share					
Basic	**$ .28**	**$ .35**	**$ .29**	**$ .25**	**$ 1.17**
Diluted	**.28**	**.35**	**.29**	**.25**	**1.17**
2001					
Net sales	$1,053.3	$1,035.2	$1,056.8	$ 968.5	$4,113.8
Gross profit	206.2	207.9	213.9	188.9	816.9
Earnings before income taxes	72.9	80.7	87.6	56.1	297.3
Net earnings	46.0	50.9	55.3	35.4	187.6
Net earnings adjusted to exclude goodwill amortization	51.0	55.9	60.5	40.4	207.8
Earnings per share					
Basic	$ .23	$ .26	$ .28	$ .18	$ .94
Diluted	.23	.25	.28	.18	.94
Earnings per share adjusted to exclude goodwill amortization					
Basic	$ .26	$ .28	$ .30	$ .20	$ 1.04
Diluted	.25	.28	.30	.20	1.04

Selected Financial Data

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

(Unaudited)
(Dollar amounts in millions, except per share data)

	2002	2001	2000	1999	1998
Summary of Operations					
Net sales	**$4,271.8**	$4,113.8	$4,276.3	$3,779.0	$3,370.4
Earnings from continuing operations	**233.1**	187.6	264.1	290.5	248.0
Earnings from continuing operations adjusted to exclude goodwill amortization	**233.1**	207.8	282.9	306.4	259.3
Earnings per share from continuing operations					
Basic	**1.17**	.94	1.33	1.46	1.25
Diluted	**1.17**	.94	1.32	1.45	1.24
Earnings per share from continuing operations adjusted to exclude goodwill amortization					
Basic	**1.17**	1.04	1.42	1.54	1.31
Diluted	**1.17**	1.04	1.41	1.53	1.29
Cash dividends declared per share	**.50**	.48	.42	.36	.315

Summary of Financial Position

	2002	2001	2000	1999	1998
Total assets	**$3,501.1**	$3,412.9	$3,373.2	$2,977.5	$2,535.3
Long-term debt	**808.6**	977.6	988.4	787.4	574.1

Stock Market and Ownership Data

LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES

Leggett & Platt's common stock is listed on The New York Stock Exchange (symbol LEG), and is a component of the S&P 500 Index. The table below highlights quarterly and annual stock market information for the last five years.

	Price Range			Millions of Shares		Dividends	
	High	Low	Close	Traded	Outstanding (avg. diluted)	Declared	Yield
1998	$28.75	$16.88	$22.00	71.3	200.7	$.315	1.4%
1999	$28.31	$18.63	$21.44	108.4	200.9	$ .36	1.7%
2000	$22.56	$14.19	$18.94	121.9	200.4	$ .42	2.2%
2001							
First Quarter	$21.25	$17.56	$19.23	28.6	200.4	$ .12	2.5%
Second Quarter	22.60	17.70	22.03	25.5	200.2	.12	2.2%
Third Quarter	24.45	16.85	19.50	26.2	200.7	.12	2.5%
Fourth Quarter	23.55	19.00	23.00	26.3	200.4	.12	2.1%
For the Year	$24.45	$16.85	$23.00	106.6	200.4	$ .48	2.1%
2002							
First Quarter	$26.46	$22.01	$24.80	30.2	200.7	$ .12	1.9%
Second Quarter	27.40	23.40	23.40	24.5	200.5	.12	2.1%
Third Quarter	24.35	19.42	19.79	39.0	199.5	.13	2.6%
Fourth Quarter	24.15	18.60	22.44	34.6	198.5	.13	2.3%
For the Year	$27.40	$18.60	$22.44	128.3	199.8	$ .50	2.2%

Price and volume data reflect composite transactions; price range reflects intra-day prices; data source is Telemet.

SHAREHOLDER DISTRIBUTION

The Company estimates it has approximately 50,000 shareholders. This estimate includes 14,819 shareholders of record on February 17, 2003, and approximately 35,000 beneficial shareholders whose shares are being held in brokerage firm accounts in "street name". Institutional shareholders hold an estimated 63% of the Company's shares; the ten largest institutional investors hold 35% of the stock. As of December, 2002, two institutions held more than 5% of the stock: Alliance Capital Management (8.3%), and Fidelity Management & Research (7.7%).

DIVIDEND RECORD

Cash dividends have been paid on the Company's common stock in each year since 1939. At the current indicated annual rate of $.52 per share, 2003 will mark 32 consecutive years of increase in annual dividends. Over this period dividends have doubled about every 5 years, yielding an average compound growth rate of 15%. To our knowledge, no other Fortune 500 firm has achieved as long a string of consecutive dividend increases, at the growth rate we have sustained. The Company's anticipated record and payment dates for 2003 are as follows:

	1Q	**2Q**	**3Q**	**4Q**
Record	March 14	June 13	Sept. 15	December 15
Payment	April 15	July 15	Oct. 15	January 15, 2004

BOARD OF DIRECTORS

NON-MANAGEMENT

RAYMOND F. BENTELE Age 66, served as President and Chief Executive Officer of Mallinckrodt, Inc., a manufacturer of medical and specialty chemical products, from 1981 until his retirement in 1992. He serves as a director of Kellwood Company, an apparel and camping goods manufacturer; IMC Global, Inc., a producer of crop nutrient minerals; and AMCON Distributing Company, a distributor of food and beverage products. He was first elected as a Director of the Company in 1995.

RALPH W. CLARK Age 62, was a Vice President of International Business Machines Corporation ("IBM") from 1988-1994. He also served as Chairman of Frontec AMT Inc., a software company, until his retirement in 1998. He was first elected as a Director of the Company in 2000.

HARRY M. CORNELL, JR. Age 74, is Chairman Emeritus of Leggett & Platt's Board of Directors, having served the Company in various capacities since 1950. He served as President from 1960 to 1982, and as Chief Executive Officer from 1960 to 1999. Mr. Cornell was Chairman of the Board from 1982-2002. He was first elected as a Director of the Company in 1958.

R. TED ENLOE, III Age 64, is Managing General Partner of Balquita Partners, Ltd., a family securities and real estate investment partnership. He served as President and Chief Executive Officer of Liberté Investors, Inc., a company seeking acquisitions of operating companies, until his retirement in 1996. Mr. Enloe served as Vice Chairman and Office of CEO of Compaq Computer Corporation during 1999. He also served as President and Interim CEO of Surgient Networks, Inc., a computer equipment and software company, during 2002. He was first elected as a Director of the Company in 1969.

RICHARD T. FISHER Age 64, is Managing Director of the Oppenheimer & Co. Division of Fahnestock, an investment banking firm. He served as Managing Director of CIBC World Markets Corp., an investment banking firm, from 1990-2002. He was first elected as a Director of the Company in 1972, and serves as presiding director at executive sessions of the non-management directors.

THOMAS A. HAYS Age 70, served as Deputy Chairman of May Department Stores Company from 1993 until his retirement in April 1996. He serves as a director of Ameren Corporation, an electric utility company. He was first elected as a Director of the Company in 1996.

JUDY C. ODOM Age 52, served until 2002 as Chairman of the Board and Chief Executive Officer of Software Spectrum, Inc., a computer software company she co-founded in 1983 and took public in 1991. She was first elected as a Director of the Company in 2002.

MAURICE E. PURNELL, JR. Age 63, is Of Counsel to the law firm of Locke Liddell & Sapp LLP. He was first elected as a Director of the Company in 1988.

ALICE L. WALTON Age 53, served as Chairman of Llama Company, an investment banking firm, from 1990-2000 and as Chief Executive Officer of Llama Company from 1990-1998. She was first elected as a Director of the Company in 1998.

MANAGEMENT

KARL G. GLASSMAN Age 44, was elected Executive Vice President of the Company in 2002, and has served as President of the Residential Furnishings Segment since 1999. He previously served as Senior Vice President of the Company from 1999-2002, as President of Bedding Components from 1996-1998, and in various other capacities since 1982. He was first elected as a Director of the Company in 2002.

MICHAEL A. GLAUBER Age 60, was elected Senior Vice President of Finance and Administration in 1990. He previously served the Company as Vice President of Finance and Treasurer from 1980-1990. He has served the Company in various other capacities since 1969. He was first elected as a Director of the Company in 2002.

DAVID S. HAFFNER Age 50, was elected President of the Company in 2002 and has served as Chief Operating Officer of the Company since 1999. He previously served as the Company's Executive Vice President from 1995-2002 and has served the Company in other capacities since 1983. He was first elected as a Director of the Company in 1995.

FELIX E. WRIGHT Age 67, is Chairman of the Company's Board of Directors and Chief Executive Officer. He also served as Vice Chairman of the Company's Board of Directors from 1999-2002 and as Chief Operating Officer from 1979-1999. He has served in various other capacities since 1959. He was first elected as a Director of the Company in 1977.

Key Board Committees
Audit: Bentele, Clark, Fisher, Hays, Odom, Purnell, Walton
Compensation: Enloe, Fisher, Hays, Odom
Nominating and Corporate Governance: Fisher, Hays, Odom, Purnell

Note: All but three directors (Mr. Glauber, Mr. Hays, and Ms. Walton) will stand for re-election at the company's annual meeting of shareholders in May, 2003. Assuming all ten directors are re-elected, the Board will then comprise 7 non-management directors, and 3 management directors.

CORPORATE Officers

SENIOR CORPORATE EXECUTIVES

FELIX E. WRIGHT
Chairman and Chief Executive Officer

DAVID S. HAFFNER
President and Chief Operating Officer

KARL G. GLASSMAN
Executive Vice President

MICHAEL A. GLAUBER
Senior Vice President – Finance and Administration

ROBERT A. JEFFERIES, JR.
Senior Vice President – Strategic Planning

SENIOR OPERATING VICE PRESIDENTS

JACK D. CRUSA
Senior Vice President – Industrial Materials Segment

ROBERT G. GRIFFIN
Senior Vice President – Commercial Fixtures and Display Group

DANIEL R. HEBERT
Senior Vice President – Aluminum Products Segment

CORPORATE VICE PRESIDENTS

LANCE G. BESHORE	Government Relations
RAYMOND J. CAVANAUGH	Audit
DAVID M. DESONIER	Investor Relations
JOHN A. HALE	Human Resources
ERNEST C. JETT	General Counsel & Secretary
TIMOTHY N. KELLY	Procurement
JOHN G. MOORE	Associate General Counsel
SHERI L. MOSSBECK	Treasurer
WILLIAM A. NIERE	Information Technology
KENNETH W. PURSER	Tax
ALLAN J. ROSS	Accounting
MARK L. SMITH	Associate General Counsel
ROBERT A. WAGNER	Mergers and Acquisitions
WILLIAM S. WEIL	Controller

OPERATING VICE PRESIDENTS

TERRELL L. BOWEN	Consumer Products
J. SCOTT BULL	Aluminum Products
JOSEPH D. DOWNES, JR.	Steel Wire
MATTHEW C. FLANIGAN	Office and Plastic Components
PAUL R. HAUSER	Bedding Components
CHARLES A. KALLIL, SR.	N. American Automotive Unit
DENNIS S. PARK	Furniture Hardware Components
DUANE W. POTTER	Foam Products
KARL RICHTER	Automotive Group
JAY W. SANDERS	Bedding Components Marketing
MICHAEL S. WALTERS	Fabric, Fiber, Foam
THOMAS J. WELLS	Machinery and Technology
RALPH H. WOMBLE	Textiles Converting and Finishing
DAVID A. YOUNG	Office Furniture Components

CORPORATE Information

MAILING ADDRESS:
Leggett & Platt, Incorporated
PO Box 757
Carthage, MO 64836-0757
(417) 358-8131

ANNUAL MEETING:
May 14, 2003, at 10:00 a.m. (local time), at the company's Cornell Conference Center, No. 1 Leggett Road, Carthage, Missouri.

STOCKHOLDER INQUIRIES:
Inquiries regarding dividend payments, lost dividend checks, stock transfers, address or name changes, duplicate mailings, lost stock certificates, or Form 1099 information should be directed to the Registrar and Transfer Agent.

DIRECT DEPOSIT OF DIVIDENDS:
If you would like to have dividends deposited directly to your checking account, please contact the Transfer Agent.

REGISTRAR AND TRANSFER AGENT:
UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064, or
928 Grand Blvd., 13th Floor
Kansas City, MO 64106
Phone: (800) 884-4225
www.umb.com/business/shareholder/faq.html

INDEPENDENT ACCOUNTANTS:
PricewaterhouseCoopers LLP
St. Louis, Missouri

LISTED:
The New York Stock Exchange
Ticker symbol = LEG

WEB SITE:
www.leggett.com
Corporate news releases, Forms 10-K and 10-Q, the Annual Report, specifics regarding corporate governance, and a variety of additional information of interest to investors is available through the company's website.

FORM 10-K:
To obtain a copy of the company's Form 10-K, as filed with the Securities and Exchange Commission for 2002, direct requests to Investor Relations. This report, without exhibits, will be provided at no charge, and is also available on Leggett's website.

INVESTOR RELATIONS:
General information about Leggett and its common stock may be obtained by contacting the Investor Relations department:
David M. DeSonier, Vice President
Susan R. McCoy, Director
Bonnie S. Young, Assistant
Phone: (417) 358-8131
Fax: (417) 359-5114
Email: invest@leggett.com
Web: www.leggett.com

STOCK ANALYST COVERAGE:
A.G. Edwards
Branch Bank & Trust
Credit Suisse First Boston
Edward Jones
Ferris Baker Watts
Morgan Keegan
Raymond James
SunTrust Robinson Humphrey
UBS Warburg
Wachovia

Leggett & Platt
INCORPORATED

No. 1 Leggett Road | Carthage, Missouri U.S.A. 64836 | tel: (417) 358-8131 | www.leggett.com

LEGGETT RD.